2008 Annual Report and Form 10-K



20th

1989 - 2009

NATIONAL INTERSTATE

NATIONAL INTERSTATE CORPORATION COMPANY PROFILE

National Interstate Corporation (Nasdaq: NATL), founded in 1989, is a specialty property and casualty insurance holding company with a niche orientation and focus on the transportation industry. We differentiate ourselves by offering insurance products and services designed to meet the unique needs of targeted insurance buyers. Our products include insurance for transportation companies, alternative risk transfer or captive insurance programs for commercial risks, specialty personal lines consisting of insurance products focused primarily on recreational vehicle owners and small commercial vehicle accounts, and transportation and general commercial insurance in Hawaii and Alaska. We offer our insurance products through multiple distribution channels including independent agents and brokers, affiliated agencies and agent Internet initiatives. Our insurance subsidiaries are rated "A" (Excellent) by A.M. Best Company. Headquartered in Richfield, Ohio, National Interstate is an independently operated subsidiary of Great American Insurance Company, a property-casualty subsidiary of American Financial Group, Inc. (NYSE: AFG) (Nasdaq: AFG).

FINANCIAL SUMMARY

	At and for the Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per share data)		
Operating Data:			
Gross premiums written	$380,296	$346,006	$305,504
Net premiums written	$298,081	$272,142	$241,916
Premiums earned	$290,741	$257,561	$217,319
Net investment income	22,501	22,141	17,579
Net realized (losses) gains on investments	(22,394)	(653)	1,193
Other income	2,868	4,137	2,387
Total revenues	293,716	283,186	238,478
Losses and loss adjustment expenses	188,131	149,501	129,491
Commissions and other underwriting expenses	62,130	50,922	42,671
Other operating and general expenses	12,605	12,140	9,472
Expense on amounts withheld	4,299	3,708	2,147
Interest expense	833	1,550	1,522
Total expenses	267,998	217,821	185,303
Income before income taxes	25,718	65,365	53,175
Provision for income taxes	15,058	21,763	17,475
Net income	$ 10,660	$ 43,602	$ 35,700
Selected GAAP Ratios:			
Losses and loss adjustment expense ratio	64.7%	58.0%	59.6%
Underwriting expense ratio	24.7%	22.9%	22.9%
Combined ratio	89.4%	80.9%	82.5%
Return on equity	5.0%	22.6%	22.8%
Per Share Data:			
Earnings per common share, basic	$ 0.55	$ 2.27	$ 1.87
Earnings per common share, assuming dilution	0.55	2.25	1.85
Book value per common share, basic (at year end)	$ 11.20	$ 11.08	$ 9.07
Weighted average number of common shares outstanding, basic	19,285	19,193	19,136
Weighted average number of common shares outstanding, diluted	19,366	19,348	19,302
Common shares outstanding (at year end)	19,295	19,312	19,159
Cash dividends per common share	$ 0.24	$ 0.20	$ 0.16

Dear Fellow Shareholders:

A good company can often be judged by the way it is positioned for tough business conditions and the manner in which it reacts to them. In every sense, 2008 was a very a difficult year for the both the national and world economies which translated into a challenging year for National Interstate. The financial crisis and competitive insurance environment consumed much of our focus in 2008. However, in spite of these conditions, we grew our top line and our book value per share increased during 2008. Our business model and disciplines were tested and validated and I am proud of the way our people responded to such unusual market adversity.

The turmoil in the investment markets affected National Interstate similar to most other investors. At year end our portfolio was comprised of over 95% investment grade holdings, most of which were government backed fixed income instruments. This investment allocation helped us mitigate the adverse impact from investment declines on our overall results. We have historically maintained conservative investment practices and will continue to do so in the future.

In 2008 we again had strong operating results. Reported net income from operations of $1.69 per share represented a 15.3% return on average shareholders' equity. We expect that our combined ratio of 89.4% for the year will continue to outperform the industry by a wide margin. During the year we experienced an unusual number of large losses. We responded quickly to the situation by determining the causes and implementing process improvements that will make us stronger going forward. Profitability and strong underwriting margins remain our primary focus, but we do consider ourselves a growth company. Despite the soft commercial insurance markets, in 2008 we again profitably grew written premium by approximately 10% over 2007. New products and ideas are continually in the pipeline, with alternative risk transfer products providing our most significant growth opportunities over the last several years. We are confident that new prospects as well as products introduced in recent years will continue to provide top line growth opportunities in 2009. However as we have demonstrated in the past, we will walk away from underpriced business if it threatens our ability to grow earnings.

National Interstate is celebrating 20 years in business and I just completed my first year as President and CEO during the most difficult economic conditions since our inception. As an organization we view these economic and insurance market challenges as another opportunity to learn and mature. I believe that anyone who experiences our company first hand will say that it is business as usual for National Interstate. That is, we are a growing, profitable and well disciplined company that is solidly focused on the future. More importantly we have the capital, people, infrastructure and vision to continue our enviable 20 year track record that has made us the leading writer of passenger transportation in the country. Finally, our ROE objective is well above the historic ROE for our industry and as such it is understandable we may miss the ROE objective from time, especially when the investment environment is uncooperative.

We remain committed to achieving our ROE objective of inflation plus 15% for our shareholders.

I close by thanking our shareholders, employees, policyholders, and business partners for your commitment and contribution to our first 20 years and to our continued success.

David W Michelson

David W. Michelson
President and Chief Executive Officer
National Interstate Corporation

[This Page Intentionally Left Blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2008
Commission File No. 000-51130

National Interstate Corporation
(Exact name of registrant as specified in its charter)

Ohio	**34-1607394**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3250 Interstate Drive
Richfield, Ohio 44286-9000
(330) 659-8900
(Address and telephone number of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on Which registered
Common Shares, $0.01 par value	*Nasdaq Select Global Market*

Securities registered pursuant to Section 12(g) of the Act:
None
Other securities for which reports are submitted pursuant to Section (d) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $112.6 million (based upon non-affiliate holdings of 6,123,591 shares and a market price of $18.38 at June 30, 2008).

As of March 3, 2009 there were 19,391,896 shares of the Registrant's Common Shares ($0.01 par value) outstanding.

Documents Incorporated by Reference:

Proxy Statement for 2009 Annual Meeting of Shareholders (portions of which are incorporated by reference into Part III hereof).

National Interstate Corporation

Index to Annual Report on Form 10-K

FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference, contains "forward-looking statements" (within the meaning of Private Securities Litigation Reform Act of 1995). All statements, trend analyses and other information contained in this Form 10-K relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "may," "target," "anticipate," "believe," "plan," "estimate," "expect," "intend," "project," and other similar expressions, constitute forward-looking statements. We made these statements based on our plans and current analyses of our business and the insurance industry as a whole. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Factors that could contribute to these differences include, among other things:

- general economic conditions, weakness of the financial markets and other factors, including prevailing interest rate levels and stock and credit market performance, which may affect or continue to affect (among other things) our ability to sell our products and to collect amounts due to us, our ability to access capital resources and the costs associated with such access to capital and the market value of our investments;
- customer response to new products and marketing initiatives;
- tax law changes;
- increasing competition in the sale of our insurance products and services and the retention of existing customers;
- changes in legal environment;
- regulatory changes or actions, including those relating to regulation of the sale, underwriting and pricing of insurance products and services and capital requirements;
- levels of natural catastrophes, terrorist events, incidents of war and other major losses;
- adequacy of insurance reserves; and
- availability of reinsurance and ability of reinsurers to pay their obligations.

The forward-looking statements herein are made only as of the date of this report. We assume no obligation to publicly update any forward-looking statements.

PART I

ITEM 1 *Business*

Please refer to "Forward-Looking Statements" following the Index in the front of this Form 10-K.

Introduction

National Interstate Corporation (the "Company", "we", "our") and its subsidiaries operate as an insurance holding company group that underwrites and sells traditional and alternative property and casualty insurance products primarily to the passenger transportation industry and the trucking industry, general commercial insurance to small businesses in Hawaii and Alaska and personal insurance to owners of recreational vehicles and commercial vehicles throughout the United States. We were organized in Ohio in January 1989. In December 1989, Great American Insurance Company ("Great American"), a wholly-owned subsidiary of American Financial Group, Inc., became our majority shareholder. Our principal executive offices are located at 3250 Interstate Drive, Richfield, Ohio, 44286 and our telephone number is (330) 659-8900. Securities and Exchange Commission (the "SEC") filings, news releases, our Code of Ethics and Conduct and other information may be accessed free of charge through our website at www.NationalInterstate.com. Information on the website is not part of this Form 10-K.

As of December 31, 2008 and 2007, Great American owned 52.6% and 52.8% of our outstanding shares, respectively. In February 2005, we completed an initial public offering in which we issued 3,350,000 of our shares at $13.50 per share and began trading our common shares on NASDAQ under the symbol NATL. Prior to our initial public offering, no public market existed for our common shares.

We have four property and casualty insurance subsidiaries: National Interstate Insurance Company ("NIIC"), National Interstate Insurance Company of Hawaii, Inc. ("NIIC-HI"), Triumphe Casualty Company ("TCC"), Hudson Indemnity, Ltd. ("HIL") and six other agency and service subsidiaries. We write our insurance policies on a direct basis through NIIC, NIIC-HI and TCC. NIIC is licensed in all 50 states and the District of Columbia. NIIC-HI is licensed in Ohio, Hawaii, Michigan and New Jersey. TCC, a Pennsylvania domiciled company, holds licenses for multiple lines of authority, including auto-related lines, in 24 states and the District of Columbia. HIL is domiciled in the Cayman Islands and provides reinsurance for NIIC, NIIC-HI and TCC primarily for the alternative risk transfer product. We also assume a portion of premiums written by other affiliate companies whose passenger transportation insurance business we manage. Insurance products are marketed through multiple distribution channels, including independent agents and brokers, affiliated agencies and agent internet initiatives. We use our six agency and service subsidiaries to sell and service our insurance business.

Property and Casualty Insurance Operations

We are a specialty property and casualty insurance company with a niche orientation and a focus on the transportation industry. Founded in 1989, we have had an uninterrupted record of profitability in every year since 1990, our first full year of operation. We have also reported an underwriting profit in 18 of the 20 years we have been in business. For the year ended December 31, 2008, we had gross premiums written (direct and assumed) of $380.3 million and net income of $10.7 million.

We believe, based upon an informal survey of brokers specializing in transportation insurance, that we are the largest writer of insurance for the passenger transportation industry in the United States. We focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. We believe these niche markets typically are too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include captive programs primarily for transportation companies that we also refer to as alternative risk transfer (54.3% of 2008 gross premiums written), traditional property and casualty insurance for transportation companies (22.9%), specialty personal lines, consisting primarily of recreational vehicle coverage (15.5%) and transportation and general commercial insurance in Hawaii and Alaska (5.9%).

While many companies write property and casualty insurance for transportation companies, we believe, based on financial responsibility filings with the Federal Motor Carrier Safety Administration, that few write passenger transportation coverage nationwide. We know of only one or two other insurance companies that have offered high limits coverage to motor coach, school bus and limousine operators in all states or nearly all states for more than a few years. We believe that we have been one of the only two insurance companies to consistently provide passenger transportation insurance across all passenger transportation classes and all regions of the country for at least the past ten years. In addition to being one of only two national passenger transportation underwriters, we also believe, based on our discussions with brokers and customers in the passenger transportation insurance market, that we are the only insurance company offering homogeneous (i.e., to insureds in the same industry) group captive insurance programs to this industry.

Product Management Organization. We believe we have a competitive advantage in our major lines of business as a result, in part, of our product management focus. Each of our product lines is headed by a manager solely responsible for achieving that product line's planned results. We believe that the use of a product management organization provides the focus required to successfully offer and manage a diverse set of product lines. For example, we are willing to design custom insurance programs, such as unique billing plans and deductibles, for our large transportation customers based on their needs. Our claims, accounting, information technology and other support functions are organized to align their resources with specific product line initiatives and needs. We know of only one other insurance company that uses this type of hybrid product management organization. We believe that most insurance companies rely upon organization structures aligned around functional specialties such as underwriting, actuarial, operations, marketing and claims. Under the traditional functional organization, the managers of each of these functions typically provide service and support to multiple insurance products. Our product managers are responsible for the underwriting, pricing and marketing and they are held accountable for underwriting profitability of a specific insurance product. Other required services and support are provided across product lines by functional managers.

Our Products

We offer over 30 product lines in the specialty property and casualty insurance market, which we group into four general business components (transportation, alternative risk transfer, specialty personal lines and Hawaii and Alaska) based on the class of business, insureds' risk participation or geographic location.

The following table sets forth an analysis of gross premiums written by business component during the years indicated:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Alternative Risk Transfer	$206,342	54.3%	$167,717	48.5%	$135,283	44.3%
Transportation	87,246	22.9%	90,984	26.3%	89,399	29.3%
Specialty Personal Lines	59,065	15.5%	55,169	15.9%	52,060	17.0%
Hawaii and Alaska	22,489	5.9%	25,126	7.3%	23,267	7.6%
Other	5,154	1.4%	7,010	2.0%	5,495	1.8%
Gross premiums written	$380,296	100.0%	$346,006	100.0%	$305,504	100.0%

For 2008, the range of premiums for our business components and their annual premium averages were as follows:

	Premium Range	Annual Premium Average
Alternative Risk Transfer	$45,000-$10,400,000	$267,525
Transportation	$5,000-$1,367,500	$37,125
Specialty Personal Lines	$50-$20,000	$1,000
Hawaii and Alaska	$500-$670,000	$4,032

Alternative Risk Transfer. We underwrite, market and distribute primarily truck and passenger transportation alternative risk insurance products, also known as captives, as well as workers' compensation coverage. Captives are insurance or reinsurance companies that are owned or "rented" by the participants in the group captive insurance program. Program participants share in the underwriting profits or losses and the investment results associated with the risks of being insured by the captive insurance company. Participants in these programs typically are interested in the improved risk control, increased participation in the claims settlement process and asset investment features associated with a captive insurance program.

We support two forms of captive programs — member-owned and rented. In a member-owned captive, the participants form, capitalize and manage their own reinsurance company. In a rental captive, the reinsurance company is formed, capitalized and managed by someone other than the participants. The participants in a rental captive program pay a fee to the reinsurance company owner to use the reinsurance facility in their captive program; in other words, the participants "rent" it. In both member-owned and rented captives, we underwrite and price the risk, issue the policies and adjust the claims. A portion of the risk and premium is ceded to the captive insurance company. That captive insurance company serves the same purpose for the captive participants regardless of whether they own the reinsurance company or rent it.

The revenue we earn, our profit margins and the risks we assume are substantially consistent in member-owned captives and rented captives. The primary differences to us are the expenses associated with these programs and who ultimately bears those expenses. In a member-owned captive, the participants own and manage their own reinsurance company. Managing an off-shore insurance company includes general management responsibilities, financial statement preparation, actuarial analysis, investment management, corporate governance, regulatory management and legal affairs. If the actual expenses associated with managing a member-owned captive exceed the funded projections, the participants pay for these added expenses outside the insurance transaction. Included in the premium we charge participants in our rental captive programs is a charge to fund our expenses related to the managing of our Cayman Island reinsurer used for this purpose. Investment management expenses also are included in the premium and we cap the participant's expense contribution regardless of whether or not we collect adequate funds to operate the off-shore reinsurance company.

All other loss, expense and profit margin components are substantially the same for our member-owned or rental captive insurance programs. The advantage of a member-owned captive program to the participants is the ability to change policy issuing companies and service providers without changing the makeup of their group. Rented captive participants are not obligated to capitalize their own reinsurer. They generally enjoy a slightly lower expense structure and their captive program expenses are fixed for the policy year regardless of the amount of expenses actually incurred to operate the reinsurer and facilitate participant meetings.

The premiums generated by each of the captive insurance programs offered by us are developed in a similar manner. The most important component of the premium charged is the development of the participants' loss fund. The loss fund represents the amount of premium needed to cover the participants' expected losses in the layer of risk being ceded to the captive reinsurer. This loss fund typically involves the first loss layer and, depending on the captive program, currently ranges from the first $50,000 to the first $350,000 of loss per occurrence. Once the participants' loss fund is established, all other expenses related to the coverages and services being provided are derived by a formula agreed to in advance by the captive participants and the service providers. We are the primary or only service provider to every rental captive program we support. The service providers issue policies, adjust claims, provide loss control consulting services, assume the risk for losses exceeding the captive program retention and either manage the member-owned reinsurance company needed to facilitate the transfer of risk to the participants or provide a rental reinsurance facility that serves the same purpose. These items, which are included in premiums charged to the insured, range from approximately 30.0% to 70.0% of a $1 million policy premium depending on the program structure and the loss layer ceded to the captive.

We entered the alternative risk transfer market in 1995 through an arrangement with an established captive insurance consultant. Together, we created what we believe, based on our discussions with brokers and customers in the passenger transportation insurance market, was the first homogeneous, member-owned captive insurance program, TRAX U.S. Captive Insurance Program^{sm}, for passenger transportation operators. Since 1996, we have established additional group captives for passenger and commercial transportation, including but not limited to, rental cars, taxi cabs, liquefied petroleum gas distributors, buses, crane and rigging haulers and trucks. We expect to introduce additional transportation captives in 2009. As of December 31, 2008, we insured more than 270 transportation companies in captive insurance programs. No one customer in our alternative risk transfer business accounted for 10.0% or more of the revenues of this component of our business during 2008. We also have partnered with insureds and agents in captive programs, whereby the insured or agent shares in underwriting results and investment income with our Cayman Islands-based reinsurance subsidiary.

Transportation. We believe that we are the largest writer of insurance for the passenger transportation industry in the United States. In our transportation component, we underwrite commercial auto liability, general liability, physical damage and motor truck cargo coverages for truck and passenger operators. Passenger transportation operators include charter and tour bus companies, municipal transit systems, school transportation contractors, limousine companies, inter-city bus services and community service and paratransit operations. No one customer in our transportation component accounted for 10.0% or more of the revenues of this component during 2008. We also assume a majority of the net risk related to policies for transportation risks underwritten by us and issued by Great American, which accounted for 1.4% of our gross premiums written for the year ended December 31, 2008. We do not have similar arrangements with any other companies.

Specialty Personal Lines. We believe our specialty recreational vehicle, or RV insurance program, differs from those offered by traditional personal auto insurers because we offer coverages written specifically for RV owners, including those who live in their RV full-time. We offer coverage for campsite liability, vehicle replacement coverage and coverage for trailers, golf carts and campsite storage facilities. In addition to our RV product, we also offer companion personal auto coverage to RV policyholders. This product covers the automobiles owned by our insured RV policyholders. One feature of our companion auto product that we believe is not generally available from other insurers is the application of a single deductible when an insured RV and the insured companion auto being towed are both damaged in an accident. We also assume all of the net risk related to policies for recreational vehicle risks underwritten by us and issued by Great American, our majority shareholder. Also included in the specialty personal lines component is the commercial vehicle product. Although this product is not material to our overall operations, it experienced strong growth in 2008, increasing $4.6 million over 2007.

Hawaii and Alaska. We entered the Hawaiian transportation insurance market in 1995. The major insurance product managed by the Hawaii office was general commercial insurance sold to Hawaiian small business owners, which remains an important part of our business. Since 1996, we have expanded our product offerings in Hawaii by adding our transportation insurance and believe that we have now become the leading writer of transportation insurance in that state. Through our office in Hawaii, we entered the Alaskan insurance market in 2005, offering similar products to those we offer in Hawaii.

Geographic Concentration

The following table sets forth the geographic distribution of our direct premiums written for the years indicated:

	Year Ended December 31,			
	2008		2007	
	Volume	Percent of Total	Volume	Percent of Total
	(Dollars in thousands)			
California	$ 57,564	15.5%	$ 57,291	17.1%
Texas	33,676	9.1%	21,050	6.3%
Florida	24,849	6.7%	20,252	6.1%
Hawaii	22,574	6.1%	25,465	7.6%
New York	20,340	5.4%	18,327	5.5%
North Carolina	18,015	4.9%	19,721	5.9%
All other states	194,225	52.3%	172,558	51.5%
Direct premiums written	$371,243	100.0%	$334,664	100.0%

Concentration by Statutory Line of Business

The following table sets forth our direct premiums written by statutory line of business for the years indicated:

	Year Ended December 31,			
	2008		2007	
	Volume	Percent of Total	Volume	Percent of Total
	(Dollars in thousands)			
Auto and other liability	$228,119	61.4%	$209,676	62.7%
Auto physical damage	74,886	20.2%	72,569	21.7%
Workers' compensation	49,634	13.4%	41,261	12.3%
Other lines:				
Inland marine	15,414	4.1%	8,701	2.6%
Commercial multiple peril	1,129	0.3%	1,411	0.4%
Allied lines	1,079	0.3%	172	0.0%
Ocean marine	973	0.3%	861	0.3%
Surety	9	0.0%	13	0.0%
All others	18,604	5.0%	11,158	3.3%
Direct premiums written	$371,243	100.0%	$334,664	100.0%

Underwriting

We employ a pricing segmentation approach that makes extensive use of proprietary data and pricing models. Our pricing strategy enables our product managers to change the rate structure by evaluating detailed policyholder information, such as loss experience based on driver characteristics, financial responsibility scores (where legally permissible) and the make/model of vehicles. This pricing segmentation approach differs by product line and requires extensive involvement of product managers, who are responsible for the underwriting profitability of a specific product line with direct oversight of product design and rate level structure by our most senior managers. Individual product managers work closely with our pricing and database managers to generate rate level indications and other relevant data. We use this data, coupled with the actuarial loss costs obtained from the Insurance Services Office, an insurance industry advisory service organization, as a benchmark in the formulation of pricing for our products. We believe the quality of our proprietary data, combined with our rigorous approach, has permitted us to respond more quickly than our competitors to adverse trends such as the continuing increase in auto liability loss severity and to obtain accurate pricing and risk selection for each individual account.

Risk selection and pricing decisions are discussed regularly by product line underwriters and product managers. We believe this group input and deliberation on pricing and risk selection reaffirms our philosophy and underwriting culture and aids in avoiding unknown exposures. Underwriting files at both our regional and corporate offices are audited by senior management on a regular basis for compliance with our price and risk selection criteria. Product managers are responsible for the underwriting profitability resulting from these risk selection and pricing decisions and the incentive-based portion of their compensation is based, in part, on that profitability.

Marketing and Distribution

We offer our products through multiple distribution channels including independent agents and brokers, through affiliated agencies and through agent internet initiatives. During the year ended December 31, 2008, approximately 88% of our gross premiums written were generated by independent agents and brokers and approximately 12% were generated by our affiliated agencies. Together, our top two independent agents/brokers accounted for less than 15% of our direct premiums written during 2008.

Reinsurance

We are involved in both the cession and assumption of reinsurance. We reinsure a portion of our business to other insurance companies. Ceding reinsurance permits diversification of our risks and limits our maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, because the ceding of risk to a reinsurer generally does not relieve us of liability to our insureds until claims are fully settled. To mitigate this credit risk, we cede business only to reinsurers if they meet our credit ratings criteria of an A.M. Best rating of A- or better. If a reinsurer is not rated by A.M. Best or their rating falls below A-, our contract with them generally requires that they secure outstanding obligations with cash, a trust or a letter of credit that we deem acceptable.

The following table sets forth our six largest reinsurers in terms of amounts receivable as of December 31, 2008. Also shown are the premiums written by us that are ceded to these reinsurers during 2008.

	A.M. Best Rating	Gross Reinsurance Receivables	Prepaid Reinsurance Premium	Total Reinsurance Assets	Percent of Total	Ceded Premiums Written	Percent of Total
		(Dollars in thousands)					
Motors Ins Corp	A−	$ 37,627	$ 5,730	$ 43,357	24.2%	$15,682	19.1%
Platinum Underwriters Reinsurance, Inc.	A	33,492	1,372	34,864	19.4%	5,257	6.4%
Great American Insurance Company	A	11,813	1,188	13,001	7.2%	3,478	4.2%
TRAX Insurance Ltd.(1)	—	9,909	760(1)	10,669	6.0%	10,250	12.5%
Hannover Ruckversicherungs Ag	A	7,596	1,360	8,956	5.0%	3,572	4.3%
Scor Reinsurance Corp	A−	6,731	2,147	8,878	5.0%	5,649	6.9%
Subtotal		107,168	12,557	119,725	66.8%	43,888	53.4%
All other reinsurers		43,623	15,847	59,470	33.2%	38,327	46.6%
Total		$150,791	$28,404	$179,195	100.0%	$82,215	100.0%

(1) Does not reflect a $10.7 million letter of credit that is held as collateral for the net receivable from TRAX Insurance Ltd., a member-owned captive insurance company.

We are party to agreements with Great American pursuant to which we assume a majority of the premiums written by Great American for transportation and RV risks. We then pay Great American a service fee based on these premiums. Great American also participates in several of our commercial transportation reinsurance programs. Ceded premiums written with Great American were $3.5 million, $4.0 million and $3.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. We also provide administrative services to Great American in connection with the public transportation risks that we underwrite on their policies.

Claims Management and Administration

We believe that effective claims management is critical to our success and that our process is cost efficient, delivers the appropriate level of claims service and produces superior claims results. We are focused on controlling claims from their inception with thorough investigation, accelerated communication to insureds and claimants and compressing the cycle time of claim resolution to control both loss cost and claim handling cost. In 2008, approximately 64% of our first party comprehensive and collision claims were closed within 30 days and approximately 63% of third party property damage claims were investigated and closed within 60 days.

Claims arising under our insurance policies are reviewed, supervised and handled by our internal claims department. As of December 31, 2008, our claims organization employed 92 people (26% of our employee group) and operated out of two regional offices. All of our claims employees have been trained to handle claims according to our customer-focused claims management processes and procedures and are subject to periodic audit. We systematically conduct continuing education for our claims staff in the areas of best practices, fraud awareness, legislative changes and litigation management. We do not delegate liability settlement authority to third party administrators. All large claim reserves are reviewed on a monthly basis by executive claims management and adjusters frequently participate in audits and large loss reviews with participating reinsurers. We also employ a formal large loss review methodology that involves senior company management, executive claims management and adjusting staff in a quarterly review of all large loss exposures.

We provide 24-hour, 7 days per week, toll-free service for our policyholders to report claims. In 2008, adjusters were able to initiate contact with approximately 94% of policyholder claimants within 8 hours of first notice of a loss and approximately 82% of third-party claimants. When we receive the first notice of loss, our claims personnel open a file and establish appropriate reserving to maximum probable exposure (based on our historical claim settlement experience) as soon as practicable and continually revise case reserves as new information develops. We maintain and implement a fraud awareness program designed to educate our claims employees and others throughout the organization of fraud indicators. Potentially fraudulent claims are referred for special investigation and fraudulent claims are contested.

Our physical damage claims processes involve the utilization and coordination of internal staff, vendor resources and property specialists. We pay close attention to the vehicle repair process, which we believe reduces the amount we pay for repairs, storage costs and auto rental costs. During 2008, our physical damage settlements in the continental United States averaged savings of approximately 10% and savings of 12% in Hawaii for the same period when compared to claimed damages.

Our captive programs have dedicated claims personnel and claims services tailored to each captive program. Each captive program has a dedicated claims manager, receives extra communications pertaining to reserve changes and/or payments and has dedicated staff resources. In the captive programs, approximately 93% of customers completing our survey in 2008 rated us as timely in our claims handling and over 95% for the same period rated their claims as thoroughly investigated.

We employ highly qualified and experienced liability adjusters who are responsible for overseeing all injury-related losses including those in litigation. We identify and retain specialized outside defense counsel to litigate such matters. We negotiate fee arrangements with retained defense counsel and attempt to limit our litigation costs. The liability focused adjusters manage these claims by placing a priority on detailed file documentation and emphasizing investigation, evaluation and negotiation of liability claims.

Reserves for Unpaid Losses and Loss Adjustment Expenses ("LAE")

We estimate liabilities for the costs of losses and LAE for both reported and unreported claims based on historical trends adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater than recorded loss reserves, the reserve tail for transportation coverage is generally shorter than that associated with many other casualty coverages and, therefore, generally can be established with less uncertainty than coverages having longer reserve tails.

We review loss reserve adequacy and claims adjustment effectiveness quarterly. We focus significant management attention on claims reserved above $50,000. Further, our reserves are certified by accredited actuaries from Great American to state regulators annually. Reserves are routinely adjusted as additional information becomes known. These adjustments are reflected in current year operations.

The following tables present the development of our loss reserves, net of reinsurance, on a U.S. generally accepted accounting principles ("GAAP") basis for the calendar years 1998 through 2008. The top line of each table shows the estimated liability for unpaid losses and LAE recorded at the balance sheet date for the indicated year. The next line, *"As re-estimated at December 31, 2008,"* shows the re-estimated liability as of December 31, 2008. The remainder of the table presents intervening development from the initially estimated liability. This development results from additional information and experience in subsequent years. The middle line shows a net cumulative (deficiency) redundancy which represents the aggregate percentage (increase) decrease in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods.

Net Liability for Unpaid Losses And LAE:	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(Dollars in thousands)										
As originally estimated	$23,339	$26,566	$30,292	$ 48,456	$ 67,162	$ 86,740	$111,644	$151,444	$181,851	$210,302	$262,440
As re-estimated at December 31, 2008	20,987	25,471	31,505	47,361	61,268	79,084	99,487	139,994	173,860	209,448	
Liability re-estimated as of:											
One year later	22,643	24,923	32,751	48,494	63,462	84,485	106,409	143,991	176,179	209,440	
Two years later	21,948	26,252	33,473	47,479	64,687	83,862	103,416	142,929	173,860		
Three years later	21,903	26,380	31,884	47,250	63,037	81,991	99,768	139,994			
Four years later	21,608	25,531	31,488	46,400	62,564	79,673	99,487				
Five years later	20,542	25,138	31,590	46,961	60,551	79,094					
Six years later	21,008	24,989	31,757	46,880	61,268						
Seven years later	21,051	25,364	31,410	47,361							
Eight years later	21,150	25,372	31,505								
Nine years later	21,067	25,471									
Ten years later	20,987										
Net cumulative (deficiency) redundancy	2,352	1,095	(1,213)	1,095	5,894	7,656	12,157	11,450	7,991	854	
Net cumulative (deficiency) redundancy — %	10.1%	4.1%	(4.0%)	2.3%	8.8%	8.8%	10.9%	7.6%	4.4%	0.4%	
Cumulative paid of:											
One year later	8,742	10,307	14,924	18,048	22,792	29,616	37,049	51,901	63,314	67,673	
Two years later	14,189	17,637	20,077	28,510	36,927	48,672	59,038	85,193	95,752		
Three years later	18,170	20,157	24,313	35,718	48,660	61,001	76,617	101,340			
Four years later	19,115	22,383	26,869	40,615	53,531	68,594	84,070				
Five years later	20,158	23,413	28,591	43,474	57,697	71,904					
Six years later	20,537	24,033	30,180	45,365	59,035						
Seven years later	20,812	24,594	30,813	45,828							
Eight years later	20,913	24,826	30,863								
Nine years later	20,974	25,008									
Ten years later	20,858										

The following is a reconciliation of our net liability to the gross liability for unpaid losses and LAE:

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(Dollars in thousands)										
As originally estimated:											
Net liability shown above	$23,339	$26,566	$30,292	$ 48,456	$ 67,162	$ 86,740	$111,644	$151,444	$181,851	$210,302	$262,440
Add reinsurance recoverables	9,519	11,396	12,416	22,395	35,048	41,986	59,387	71,763	84,115	91,786	137,561
Gross liability	$32,858	$37,962	$42,708	$ 70,851	$102,210	$128,726	$171,031	$223,207	$265,966	$302,088	$400,001
As re-estimated at December 31, 2008											
Net liability shown above	$20,987	$25,471	$31,505	$ 47,361	$ 61,268	$ 79,084	$ 99,487	$139,994	$173,860	$209,448	N/A
Add reinsurance recoverables reestimated	5,012	6,828	13,013	34,288	47,764	51,276	58,516	66,628	78,427	$ 76,716	N/A
Gross liability	$25,999	$32,299	$44,518	$ 81,649	$109,032	$130,360	$158,003	$206,622	$252,287	$286,164	N/A
Gross cumulative (deficiency) redundancy	$ 6,859	$ 5,663	$(1,810)	$(10,798)	$ (6,822)	$ (1,634)	$ 13,028	$ 16,585	$ 13,679	$ 15,924	N/A
Gross cumulative (deficiency) redundancy — %	20.9%	14.9%	(4.2%)	(15.2%)	(6.7%)	(1.3%)	7.6%	7.4%	5.1%	5.3%	N/A

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative (deficiency) redundancy, it should be noted that each amount includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

The preceding table shows our calendar year development or savings for each of the last ten years resulting from reevaluating the original estimate of the loss and LAE liability on both a net and gross basis. Gross reserves are liabilities for direct and assumed losses and LAE before a reduction for amounts ceded. At December 31, 2008, our liability on a gross basis was $400.0 million and our asset for ceded reserves was $137.6 million. The difference between gross development and net development is ceded loss and LAE reserve development. The range of dollar limits ceded by us is much greater and therefore more volatile than the range of dollar limits we retain, which could cause more volatility in estimates for ceded losses. Therefore, ceded reserves are more susceptible to development than net reserves. Net calendar year reserve development or savings affects our income for the year while ceded reserve development or savings affects the income of reinsurers.

Investments

General

We approach investment and capital management with the intention of supporting insurance operations by providing a stable source of income to supplement underwriting income. The priority of our goals in our investment policy are to preserve principal, generate income, maintain adequate liquidity and achieve capital appreciation. Our Board of Directors has established investment guidelines and reviews the portfolio performance at least quarterly for compliance with its established guidelines.

The following tables present the percentage distribution and yields of our investment portfolio for the dates given:

	At December 31, 2008	At December 31, 2007
Short term investments	0.0%	4.7%
Fixed maturities:		
US Government and government agencies	41.6%	45.9%
State and local government obligations	25.7%	16.8%
Mortgage-backed securities	16.2%	7.7%
Corporate obligations	8.6%	13.2%
Total fixed maturities	92.1%	83.6%
Equity securities:		
Common stocks	4.4%	6.2%
Preferred stocks	3.5%	5.5%
Total equity securities	7.9%	11.7%
Total	100.0%	100.0%

The following table presents the distribution of our securities lending portfolio:

	At December 31, 2008	At December 31, 2007
Cash and cash equivalents	50.0%	40.9%
Mortgage-backed securities	22.0%	23.7%
Corporate obligations	28.0%	35.4%
Total	100.0%	100.0%

The following table presents the yields of our investment portfolio for the dates given:

	Year Ended December 31,		
	2008	2007	2006
Yield on short term investments:			
Excluding realized gains and losses	5.5%	4.9%	4.3%
Including realized gains and losses	5.5%	4.9%	4.3%
Yield on fixed maturities:			
Excluding realized gains and losses	4.4%	4.7%	4.7%
Including realized gains and losses	3.4%	4.7%	4.7%
Yield on equity securities:			
Excluding realized gains and losses	4.4%	5.3%	4.3%
Including realized gains and losses	(31.7%)	3.5%	7.8%
Yield on all investments:			
Excluding realized gains and losses	4.4%	4.8%	4.6%
Including realized gains and losses	(0.3%)	4.6%	4.9%

The table below compares total returns on our fixed maturities and equity securities to comparable public indices. We benchmark our fixed maturity portfolio to the Barclays (formerly Lehman Brothers) Intermediate Aggregate Index because we believe it best matches our investment strategy and the resulting composition of our portfolio. For similar reasons we benchmark our preferred stock portfolio against the Merrill Lynch Preferred Stock Index and all other equity investments against the Standard & Poor's 500 Index. Both our performance and the indices include changes in unrealized gains and losses.

	Year Ended December 31,		
	2008	2007	2006
Fixed maturities:			
National Interstate Total Return on Fixed Maturities	3.9%	6.9%	4.8%
Barclays Intermediate Aggregate Index	4.9%	7.0%	4.6%
Equity securities:			
National Interstate Total Return on Preferred Stock	(27.2%)	(13.9%)	9.0%
Merrill Lynch Preferred Stock Index	(37.9%)	(11.7%)	8.4%
National Interstate Total Return on all other Equity	(29.6%)	4.3%	13.2%
Standard & Poor's 500 Index	(37.0%)	5.5%	15.8%

Fixed Maturity Investments and Securities Lending Collateral

Our fixed maturity portfolio and securities lending collateral portfolio are primarily invested in investment grade securities. The National Association of Insurance Commissioners ("NAIC") assigns quality ratings that range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds by NAIC designation and comparable Standard & Poor's Corporation rating as of December 31, 2008:

NAIC Designation	Comparable S&P Rating	Fixed Maturities Amortized Cost	Fixed Maturities Fair Value	Fixed Maturities % of Total	Securities Lending Collateral Amortized Cost	Securities Lending Collateral Fair Value	Securities Lending Collateral % of Total
		(Dollars in thousands)					
1	AAA, AA, A	$431,583	$433,526	96.8%	$84,685	$78,629	92.9%
2	BBB	15,638	12,993	2.9%	2,084	1,705	2.0%
	Total Investment Grade	447,221	446,519	99.7%	86,769	80,334	94.9%
3	BB	284	298	0.1%	—	—	0.0%
4	B	500	495	0.1%	5,000	1,450	1.7%
5	CCC, CC, C	407	407	0.1%	—	—	0.0%
6	D	219	219	0.0%	2,886	2,886	3.4%
	Total Non-Investment Grade	1,410	1,419	0.3%	7,886	4,336	5.1%
	Total	$448,631	$447,938	100.0%	$94,655	$84,670	100.0%

The maturity distribution of fixed maturity investments and securities lending collateral held as of December 31, 2008 is as follows (actual maturities may differ from scheduled maturities due to the borrower having the right to call or prepay certain obligations):

	December 31, 2008			
	Investment Portfolio		Securities Lending Collateral	
	Fair Value	% of Total	Fair Value	% of Total
	(Dollars in thousands)			
One year or less	$ 21,153	4.7%	$62,728	74.1%
More than one year to five years	195,260	43.6%	3,341	3.9%
More than five years to ten years	140,497	31.4%	—	0.0%
More than ten years	12,460	2.8%	—	0.0%
	369,370	82.5%	66,069	78.0%
Mortgage-backed securities	78,568	17.5%	18,601	22.0%
Total fixed maturities	$447,938	100.0%	$84,670	100.0%

The fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations and the securities lending portfolio is meant to be invested in typically short duration investments. At December 31, 2008, the weighted average modified duration (unadjusted for call provision) was approximately 3.7 years, the weighted average effective duration (adjusted for call provisions) was 2.2 years and the weighted average maturity was 4.3 years. The concept of weighted average effective duration takes into consideration the probability of the exercise of the various call features associated with many of the fixed-income securities we hold. Fixed income securities are frequently issued with call provisions that provide the issuer the option of accelerating the maturity of the security.

Competition

The commercial transportation insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with numerous insurance companies and reinsurers, including large national underwriters and smaller niche insurance companies. In particular, in the specialty insurance market we compete against, among others, Lancer Insurance Company, RLI Corporation, American Alternative Insurance Corporation, Progressive Corporation, Island Insurance Company, Great West Casualty Company (a subsidiary of Old Republic International Corporation), Northland Insurance Company (a subsidiary of the Travelers Companies, Inc.), Century Insurance Group and American Modern Home Insurance Company (a subsidiary of Munich Re Group). We compete in the property and casualty insurance marketplace with other insurers on the basis of price, coverages offered, product and program design, claims handling, customer service quality, agent commissions where applicable, geographic coverage, reputation and financial strength ratings by independent rating agencies. We compete by developing product lines to satisfy specific market needs and by maintaining relationships with our independent agents and customers who rely on our expertise. This expertise, along with our reputation for offering specialty underwriting products, is our principal means of distinguishing ourselves from our competitors.

We believe we have a competitive advantage in our major lines of business as a result of the extensive experience of our management, our superior service and products, our willingness to design custom insurance programs for our large transportation customers and the extensive use of current technology with respect to our insureds and independent agent force. However, we are not "top-line" oriented and will readily sacrifice premium volume during periods that we believe exhibit unrealistic rate competition. Accordingly, should competitors determine to "buy" market share with unprofitable rates, our insurance subsidiaries could experience limited growth or a decline in business until market pricing returns to, what we view as, profitable levels.

Ratings

A.M. Best assigned our current group rating of "A" (Excellent) to our domestic insurance companies. According to A.M. Best, "A" ratings are assigned to insurers that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. The objective of A.M. Best's rating system is to provide potential policyholders and other interested parties an opinion of an insurer's financial strength and ability to meet ongoing obligations, including paying claims. This rating reflects A.M. Best's analysis of our balance sheet, financial position, capitalization and management. This rating is subject to periodic review and may be revised downward, upward or revoked at the sole discretion of A.M. Best. Any changes in our rating category could affect our competitive position.

Regulation

State Regulation

General

Our insurance subsidiaries are subject to regulation in all fifty states, Washington D.C. and the Cayman Islands. The extent of regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state in which the companies transact insurance business. These statutes and regulations generally require each of our insurance subsidiaries to register with the state insurance department where the company is domiciled and to furnish annually financial and other information about the operations of the company. Certain transactions and other activities by our insurance companies must be approved by Ohio, Pennsylvania or Cayman Islands regulatory authorities before the transaction takes place.

The regulation, supervision and administration also relate to statutory capital and reserve requirements and standards of solvency that must be met and maintained, the payment of dividends, changes of control of insurance companies, the licensing of insurers and their agents, the types of insurance that may be written, the regulation of market conduct, including underwriting and claims practices, provisions for unearned premiums, losses, LAE and other obligations, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, premium rates or restrictions on the size of risks that may be insured under a single policy, privacy practices, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties and the approval of policy forms and guaranty funds.

State insurance departments also conduct periodic examinations of the business affairs of our insurance companies and require us to file annual financial and other reports, prepared under statutory accounting principles ("SAP") relating to the financial condition of companies and other matters. These insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of our insurance companies doing business in their states, generally once every three to five years, although target financial, market conduct and other examinations may take place at any time. These examinations are generally carried out in cooperation with the insurance departments of other states in which our insurance companies transact insurance business under guidelines promulgated by the NAIC. Our last financial examination for our domestic insurance subsidiaries was completed by the Ohio Department of Insurance, which coordinated the exam for Ohio, Pennsylvania and Hawaii, for the period ending December 31, 2005. No significant issues surfaced. In addition to financial examinations, we may be subject to market conduct examinations of our claims and underwriting practices. We are currently in various stages of market conduct examinations by the Departments of Insurance from California, Delaware and North Carolina. Any adverse findings by these insurance departments, or any others that conduct examinations, can result in significant fines and penalties, negatively affecting our profitability.

Generally, all material transactions among affiliated companies in our holding company system to which any of our insurance subsidiaries is a party, including sales, loans, reinsurance agreements, management agreements and service agreements must be fair and reasonable. In addition, if the transaction is material or of a specified category, prior notice and approval (or absence of disapproval within a specified time limit) by the insurance department where the subsidiary is domiciled is required.

Statutory Accounting Principles

SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. One of the primary goals is to measure an insurer's statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of our insurance subsidiaries at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state. Insurance departments utilize SAP to help determine whether our insurance companies will have sufficient funds to timely pay all the claims of our policyholders and creditors. GAAP gives more consideration to matching of revenue and expenses than SAP. As a result, assets and liabilities will differ in financial statements prepared in accordance with GAAP as compared to SAP.

SAP, as established by the NAIC and adopted, for the most part, by the various state insurance regulators determine, among other things, the amount of statutory surplus and net income of our insurance subsidiaries and thus determine, in part, the amount of funds they have available to pay as dividends to us.

Restrictions on Paying Dividends

State insurance law restricts the ability of our insurance subsidiaries to declare shareholder dividends and requires our insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Limitations on dividends are generally based on net income or statutory capital and surplus.

The maximum amount of dividends that our insurance companies can pay to us in 2009 without seeking regulatory approval is $19.0 million. NIIC paid no dividends in 2008 and $4.0 million in dividends in 2007, without the need for regulatory approval.

Assessments and Fees Payable

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by insureds as a result of the insolvency of other insurers. Significant assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means. We paid assessments of $2.4 million, $2.3 million and $2.0 million in the years ended December 31, 2008, 2007 and 2006, respectively. Our estimated liability for anticipated assessments was $3.6 million for both the years ended December 31, 2008 and 2007, respectively.

Risk-Based Capital ("RBC") Requirements

In order to enhance the regulation of insurer solvency, the NAIC has adopted formulas and model laws to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." At December 31, 2008, the capital and surplus of all of our insurance companies substantially exceeded the RBC requirements.

Restrictions on Cancellation, Non-Renewal or Withdrawal

Many states in which we conduct business have laws and regulations that limit the ability of our insurance companies licensed in that state to exit a market, cancel policies or not renew policies. Some states prohibit us from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption.

Federal Regulation

General

The federal government generally does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including age and sex discrimination, consumer privacy, terrorism and federal taxation and motor-carrier safety, do affect our insurance business. There is legislation pending in the U.S. Congress and in various states designed to provide additional privacy protections to consumers of financial institutions, specifically in the area of information security and restrictions on the use of consumer credit information. These statutes and implementing regulations could affect our current business processes and our ability to market our products or otherwise limit the nature or scope of our insurance operations.

In addition, while we cannot predict whether the federal government will become significantly involved in insurance regulation in 2009 or later, if at all, we expect that the federal government's reaction to the current economic and financial market turmoil will include some type of federal oversight of the insurance industry, including possibly establishing a federal insurance charter and a federal Office of Insurance Information. We will continue to monitor all significant federal insurance legislation.

The Terrorism Risk Insurance Act (the "Act")

On December 26, 2007, President Bush signed into law the Terrorism Risk Insurance Program Reauthorization Act of 2007, which extends the Act of 2002 through December 31, 2014. The law extends the temporary federal program that provides for a transparent system of shared public and private compensation for insured losses resulting from acts of terrorism.

The Act continues to require commercial insurers to make terrorism coverage available for commercial property/casualty ("P/C") losses, including workers' compensation. Commercial auto, burglary/theft, surety, professional liability and farmowners multiple-peril are not included in the program. Industry deductible levels were increased and the "event trigger" under the Act now provides that in the case of a certified act of terrorism occurring after March 31, 2006, no federal compensation shall be paid by the Secretary of Treasury unless aggregate industry losses exceed $100 billion. The federal government will pay 85% of covered terrorism losses in 2009.

We are continuing to take the steps necessary to comply with the Act, as well as the state regulations in implementing its provisions, by providing required notices to commercial policyholders describing coverage provided for certified acts of terrorism (as defined by the Act). We do not anticipate terrorism losses to have a material impact on our results of operations.

To our knowledge and based on our internal review and control process for compliance, we believe that since the Act's enactment in 2002 we have been in compliance in all material respects with the laws, rules and regulations described above.

Employees

At December 31, 2008, we employed 358 people. None of our employees are covered by collective bargaining arrangements.

ITEM 1A *Risk Factors*

Please refer to "Forward-Looking Statements" following the Index in the front of this Form 10-K.

All material risks and uncertainties currently known regarding our business operations are included in this section. If any of the following risks, or other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Market fluctuations, changes in interest rates or a need to generate liquidity can have significant and negative effects on our investment and securities lending portfolios.

Markets in the United States and around the world have been experiencing extreme volatility and disruption since mid-2007. Financial stress has affected the liquidity of the banking system and the financial system as a whole. During the fourth quarter of 2008 the volatility and disruption reached unprecedented levels. Although the U.S. and foreign governments have taken various actions to try to stabilize the financial markets, it is unclear if these actions will be effective. The financial market volatility and the resulting economic impact could continue and it is possible it could be prolonged.

Our results of operations depend in part on the performance of our invested assets. As of December 31, 2008, 92.1% of our investment portfolio (excluding cash and cash equivalents) was invested in fixed maturities and 7.9% was invested in equity securities. As of December 31, 2008, approximately 45.2% of our fixed maturity portfolio was invested in U.S. Government and government agency fixed income securities and approximately 99.7% of the fixed maturities were invested in fixed maturities rated "investment grade" (credit rating of AAA to BBB-) by Standard & Poor's Corporation. Approximately 94.9% of securities lending were invested in securities rated "investment grade" by Standard & Poor's Corporation.

We cannot predict whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential declines in commercial and economic activity, or how any such decline might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected. Investment returns are an important part of our overall profitability. Accordingly, adverse fluctuations in the fixed income or equity markets could adversely impact our profitability, financial condition or cash flows.

The current economic downturn has negatively impacted our investment portfolio, resulting in net realized losses from investments and write-downs. The continuation of these market conditions could further adversely impact us.

Historically, we have not had the need to sell our investments to generate liquidity. If we were forced to sell portfolio securities that have unrealized losses for liquidity purposes rather than holding them to maturity or recovery, we would recognize investment losses on those securities when they are sold.

We may not have access to capital in the future due to the current economic downturn.

We may need new or additional financing in the future to conduct our operations, expand our business or refinance existing indebtedness. Any sustained weakness in the general economic conditions and/or financial markets in the United States or globally could affect adversely our ability to raise capital on favorable terms or at all. From time to time we have relied, and may also rely in the future, on access to financial markets as a source of liquidity for operations, acquisitions and general corporate purposes. Our access to funds under our $50 million five-year unsecured Credit Agreement ("Credit Agreement") is dependent on the ability of the financial institutions that are parties to the facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. Longer term volatility and continued disruptions in the capital and credit markets could adversely affect our access to the liquidity needed for our operations in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. The continuation of these economic disruptions and any resulting limitations on future funding, including any restrictions on access to funds under our Credit Agreement, could have a material adverse effect on our results of operations and financial condition.

Our ability to recognize future tax benefits on realized and unrealized investment losses is limited.

At December 31, 2008, we had gross deferred tax assets of $13.6 million related to investment securities. This gross deferred tax asset has been reduced by a valuation allowance on unrealized losses on equity investments of $0.1 million and a valuation allowance on realized losses, primarily impairments on investments of $7.5 million. Future realization of the remaining deferred tax asset, as well as the ability to record tax benefits on future realized and unrealized capital losses, will depend on management's assessment of available tax planning strategies such as realizing any appreciation in certain investment assets. If management believes realization of a deferred tax asset is not likely, an additional valuation allowance would be established by increasing income tax expense, or in the case of additional future unrealized losses, reducing accumulated other comprehensive income.

If we expand our operations too rapidly and do not manage that expansion effectively, our financial performance could be adversely affected.

We have experienced consistent growth since our incorporation in January of 1989. We intend to continue to grow by developing new products, expanding into new product lines, expanding our insurance distribution network and possibly making strategic acquisitions. Continued growth could impose significant demands on our management, including the need to identify, recruit, maintain and integrate additional employees. Our historical growth rates may not accurately reflect our future growth rates or our growth potential. We may experience higher than anticipated indemnity losses arising from new and expanded insurance products. In addition, our systems, procedures and internal controls may not be adequate to support our operations as they expand. Any failure by us to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Our growth strategy includes expanding into product lines in which we have limited experience.

We are continually evaluating new lines of business to add to our product mix. In some instances, we have limited experience with marketing and managing these new product lines and insuring the types of risks involved. Our failure to effectively analyze new underwriting risks, set adequate premium rates and establish reserves for these new products or efficiently adjust claims arising from these new products could have a material adverse effect on our business, financial condition or results of operations. During the start up period for new products, we generally set more conservative loss reserves in recognition of the inherent risk. This could adversely affect our statutory capital, net income and ability to pay dividends.

Because we are primarily a transportation insurer, conditions in that industry could adversely affect our business.

Approximately 77.2% of our gross premiums written for the year ended December 31, 2008 and 74.8% for the year ended December 31, 2007 were generated from transportation insurance policies, including captive programs for transportation companies. Adverse developments in the market for transportation insurance could cause our results of operations to suffer. The transportation insurance industry is cyclical. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the business cycle have and could continue to negatively impact our revenues.

Additionally, our results may be affected by risks that impact the transportation industry related to severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, floods, hurricanes, tornadoes and earthquakes, as well as explosions, terrorist attacks and riots. Our transportation insurance business also may be affected by cost trends that negatively impact profitability, such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs. Increased costs related to the handling and litigation of claims may also negatively impact our profitability.

We face competition from companies with greater financial resources, broader product lines, higher ratings and stronger financial performance than us, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

The commercial transportation insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. Many of our competitors are substantially larger and may enjoy better name recognition, substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships than we do. We compete with large national underwriters and smaller niche insurance companies. In particular, in the specialty insurance market we compete against, among others, Lancer Insurance Company, RLI Corporation, American Alternative Insurance Corporation, Progressive Corporation, Island Insurance Company, Great West Casualty Company (a subsidiary of Old Republic International Corporation), Northland Insurance Company (a subsidiary of the Travelers Companies, Inc.), Century Insurance Group and American Modern Home Insurance Company (a subsidiary of Munich Re Group). Our underwriting profits could be adversely impacted if new entrants or existing competitors try to compete with our products, services and programs or offer similar or better products at or below our prices.

We have continued to develop alternative risk transfer programs, attracting new customers as well as transitioning existing traditional customers into these programs. Our alternative risk transfer component constituted approximately 54.3% of our gross premiums written as of December 31, 2008. We are subject to ongoing competition for both the individual customers and entire programs. The departure of an entire captive program due to competition could adversely affect our results.

If we are not able to attract and retain independent agents and brokers, our revenues could be negatively affected.

We compete with other insurance carriers to attract and retain business from independent agents and brokers. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions than we offer. Our top ten independent agents/brokers accounted for an aggregate of 34.7% of our direct premiums written during the year ended December 31, 2008 and our top two independent agents/brokers accounted for an aggregate of 14.4% of our direct premiums written during the year ended December 31, 2008. If we are unable to attract and retain independent agents/brokers to sell our products, our ability to compete and attract new customers and our revenues would suffer.

We are subject to comprehensive regulation and our ability to earn profits may be restricted by these regulations.

We are subject to comprehensive regulation by government agencies in the states and foreign jurisdictions where our insurance company subsidiaries are domiciled (Ohio, Pennsylvania and the Cayman Islands) and, to a lesser degree, where these subsidiaries issue policies and handle claims. Failure by one of our insurance company subsidiaries to meet regulatory requirements could subject us to regulatory action. The regulations and associated examinations may have the effect of limiting our liquidity and may adversely affect results of operations.

In addition, state insurance department examiners perform periodic financial, market conduct and other examinations of insurance companies. Compliance with applicable laws and regulations is time consuming and personnel-intensive. The last financial examination of our domestic insurance subsidiaries was completed by the Ohio Department of Insurance in 2006 for the period ending December 31, 2005, which the Ohio Department of Insurance coordinated with the Departments of Insurance from Pennsylvania and Hawaii. No significant issues surfaced. In addition to financial examinations, we may be subject to market conduct examinations of our claims and underwriting practices. We are currently in various stages of market conduct examinations by the Departments of Insurance from California, Delaware and North Carolina. Any adverse findings by these insurance departments, or any others that conduct examinations, can result in significant fines and penalties, negatively affecting our profitability.

In addition, insurance-related laws and regulations may become more restrictive in the future. New or more restrictive regulation, including changes in current tax or other regulatory interpretations affecting the alternative risk transfer insurance model, could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. In addition, the economic and financial market turmoil may result in some type of federal oversight of the insurance industry. For a further discussion of the regulatory framework in which we operate, see the subsection of "Business" entitled "Regulation."

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, one of our sources of funds are dividends and other distributions from our insurance company subsidiaries. As discussed under the subsection of "Business" entitled "Regulation," statutory and regulatory restrictions limit the aggregate amount of dividends or other distributions that our insurance subsidiaries may declare or pay within any twelve-month period without advance regulatory approval and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory capital and surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. As a result, we may not be able to receive dividends from our insurance subsidiaries at times and in amounts necessary to meet our operating needs, to pay dividends to our shareholders or to pay corporate expenses.

We are currently rated "A" (Excellent) by A.M. Best, their third highest rating out of 16 rating categories. A decline in our rating below "A-" could adversely affect our position in the insurance market, make it more difficult to market our insurance products and cause our premiums and earnings to decrease.

Financial ratings are an important factor influencing the competitive position of insurance companies. A.M. Best ratings, which are commonly used in the insurance industry, currently range from "A++" (Superior) to "F" (In Liquidation), with a total of 16 separate ratings categories. A.M. Best currently assigns us a financial strength rating of "A" (Excellent). The objective of A.M. Best's rating system is to provide potential policyholders and other interested parties an opinion of an insurer's financial strength and ability to meet ongoing obligations, including paying claims. This rating reflects A.M. Best's analysis of our balance sheet, financial position, capitalization and management. It is not an evaluation of an investment in our common shares, nor is it directed to investors in our common shares and is not a recommendation to buy, sell or hold our common shares. This rating is subject to periodic review and may be revised downward, upward or revoked at the sole discretion of A.M. Best.

If our rating is reduced by A.M. Best below an "A−", we believe that our competitive position in the insurance industry could suffer and it could be more difficult for us to market our insurance products. A downgrade could result in a significant reduction in the number of insurance contracts we write and in a substantial loss of business to other competitors with higher ratings, causing premiums and earnings to decrease.

New claim and coverage issues are continually emerging in the insurance industry and these new issues could negatively impact our revenues, our business operations or our reputation.

As insurance industry practices and regulatory, judicial and industry conditions change, unexpected and unintended issues related to pricing, claims, coverage and business practices may emerge. Plaintiffs often target property and casualty insurers in purported class action litigation relating to claims handling and insurance sales practices. The resolution and implications of new underwriting, claims and coverage issues could have a negative effect on our insurance business by extending coverage beyond our underwriting intent, increasing the size of claims or otherwise requiring us to change our business practices. The effects of unforeseen emerging claim and coverage issues could negatively impact our revenues, results of operations and our reputation.

If our claims payments and related expenses exceed our reserves, our financial condition and results of operations could be adversely affected.

Our success depends upon our ability to accurately assess and price the risks covered by the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and LAE incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are estimates of our expectations regarding the ultimate cost of resolution and administration of claims under the insurance policies that we write. These estimates are based upon actuarial and statistical projections, assessments of currently available data, historical claims information, as well as estimates and assumptions regarding future trends in claims severity and frequency, judicial theories of liability and other factors. We continually refine our reserve estimates in an ongoing process as experience develops and claims are reported and settled. Each year, our reserves are certified by an accredited actuary from Great American.

Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and LAE experience:

- the amount of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including the effect of inflation.

Unfavorable development in any of these factors could cause our level of reserves to be inadequate. To the extent that actual losses and LAE exceed expectations and the reserves reflected on our financial statements, we will be required to immediately reflect those changes by increasing reserves. When we increase reserves, the pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition to having a negative effect on pre-tax income, increasing or "strengthening" reserves cause a reduction in our insurance companies' surplus and could cause a downgrading of the rating of our insurance company subsidiaries. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations.

In order to reduce our underwriting risk and increase our underwriting capacity, we transfer portions of our insurance risk to other insurers through reinsurance contracts. Ceded premiums written amounted to 21.6% and 21.3%, respectively, of our gross premiums written for the years ended December 31, 2008 and 2007. The availability, cost and structure of reinsurance protection are subject to prevailing market conditions that are outside of our control and which may affect our level of business and profitability. We continually assess and continue to increase our participation in the risk retention for certain products in part because we believe the current price increases in the reinsurance market are excessive for the reinsurance exposure assumed. In order for these contracts to qualify for reinsurance accounting and to provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite which could adversely impact our results of operations.

We are subject to credit risk with respect to the obligations of our reinsurers and certain of our insureds. The inability of our risk sharing partners to meet their obligations could adversely affect our profitability.

Although the reinsurer is liable to us to the extent of risk ceded by us, we remain ultimately liable to the policyholder on all risks, even those reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligations to policyholders to pay claims. We are subject to credit risks with respect to the financial strength of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover sufficient amounts for claims that we submit to our reinsurers in a timely manner, if at all. As of December 31, 2008, we had a total of $140.9 million of unsecured reinsurance recoverables and our largest unsecured recoverable from a single reinsurer, Motors Ins. Corp, was $37.6 million. In addition, our reinsurance agreements are subject to specified limits and we would not have reinsurance coverage to the extent that we exceed those limits.

With respect to our insurance programs, we are subject to credit risk with respect to the payment of claims and on the portion of risk exposure either ceded to the captives or retained by our clients. The credit worthiness of prospective risk sharing partners is a factor we consider when entering into or renewing these alternative risk transfer programs. We typically collateralize balances due through funds withheld, letters of credit or trust agreements. To date, we have not, in the aggregate, experienced material difficulties in collecting balances from our risk sharing partners. No assurance can be given, however, regarding the future ability of these entities to meet their obligations. The inability of our risk sharing partners to meet their obligations could adversely affect our profitability.

Our inability to retain our senior executives and other key personnel could adversely affect our business.

Our success depends, in part, upon the ability of our executive management and other key personnel to implement our business strategy and on our ability to attract and retain qualified employees. Although historically we have not entered into employment agreements with our executive management, in 2007 we entered into multi-year employment agreements with both our chairman, Mr. Spachman, and our president and chief executive officer, Mr. Michelson. Mr. Spachman's agreement terminates on December 31, 2009. Mr. Michelson is also party to an employee retention agreement with us. The employment agreements represent an important step in our succession planning process that began in 2005 and are designed to provide stability to our organization during this critical time. Since our formation in 1989, we have been highly dependent on Mr. Spachman, our founder and chairman. Mr. Spachman transitioned out of his role as chief executive officer during 2007, and continues to work with Mr. Michelson, other members of senior management and our Board of Directors ("The Board") to ensure an orderly transition of leadership over the next year. A failure of these employment agreements to achieve their desired result, our inability to effectuate a successful transition, our loss of other senior executives or our failure to attract and develop talented new executives and managers could adversely affect our business and the market price for our common shares.

In addition, we must forecast volume and other factors in changing business environments with reasonable accuracy and adjust our hiring and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing (which would adversely affect our cost structure) or under-staffing (impairing our ability to service our current product lines and new lines of business). In either event, our financial results and customer relationships could be adversely affected.

Your interests as a holder of our common shares may be different than the interests of our majority shareholder, Great American Insurance Company.

As of December 31, 2008, American Financial Group, Inc., through its wholly-owned subsidiary Great American, owns 52.6% of our outstanding common shares. The interests of American Financial Group, Inc. may differ from the interests of our other shareholders. American Financial Group, Inc.'s representatives hold four out of eight seats of the Board. As a result, American Financial Group, Inc. has the ability to exert significant influence over our policies and affairs including the power to affect the election of our Directors, appointment of our management and the approval of any action requiring a shareholder vote, such as amendments to our Articles of Incorporation or Code of Regulations, transactions with affiliates, mergers or asset sales.

Subject to the terms of our right of first refusal to purchase its shares in certain circumstances, American Financial Group, Inc. may be able to prevent or cause a change of control of the Company by either voting its shares against or for a change of control or selling its shares and causing a change of control. The ability of our majority shareholder to prevent or cause a change of control could delay or prevent a change of control or cause a change of control to occur at a time when it is not favored by other shareholders. As a result, the trading price of our common shares could be adversely affected.

We may have conflicts of interest with our majority shareholder, Great American Insurance Company, which we would be unable to resolve in our favor.

From time to time, Great American and its affiliated companies engage in underwriting activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts of interest. We do not have any agreement or understanding with any of these parties regarding the resolution of potential conflicts of interest. In addition, we may not be in a position to influence any party's decision not to engage in activities that would give rise to a conflict of interest. These parties may take actions that are not in the best interests of our other shareholders.

We rely on Great American to provide certain services to us including actuarial and consultative services for legal, accounting and internal audit issues and other support services. If Great American no longer controlled a majority of our shares, it is possible that many of these services would cease or, alternatively, be provided at an increased cost to us. This could impact our personnel resources, require us to hire additional professional staff and generally increase our operating expenses.

Provisions in our organizational documents, Ohio corporate law and the insurance laws of Ohio and Pennsylvania could impede an attempt to replace or remove our management or Directors or prevent or delay a merger or sale, which could diminish the value of our common shares.

Our Amended and Restated Articles of Incorporation and Code of Regulations, the corporate laws of Ohio and the insurance laws of various states contain provisions that could impede an attempt to replace or remove our management or Directors or prevent the sale of our Company that shareholders might consider to be in their best interests. These provisions include, among others:

- a classified Board of Directors consisting of eight Directors divided into two classes;
- the inability of our shareholders to remove a Director from the Board without "cause;"
- requiring a vote of holders of 50% of the common shares to call a special meeting of the shareholders;
- requiring a two-thirds vote to amend the shareholder protection provisions of our Code of Regulations and to amend the Articles of Incorporation;
- requiring the affirmative vote of a majority of the voting power of our shares represented at a special meeting of shareholders;
- excluding the voting power of interested shares to approve a "control share acquisition" under Ohio law; and
- prohibiting a merger, consolidation, combination or majority share acquisition between us and an interested shareholder or an affiliate of an interested shareholder for a period of three years from the date on which the shareholder first became an interested shareholder, unless previously approved by our Board.

These provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common shares offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts.

The insurance laws of most states require prior notice or regulatory approval of changes in control of an insurance company or its holding company. The insurance laws of the States of Ohio and Pennsylvania, where our U.S. insurance companies are domiciled, provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such insurance or reinsurance company and obtained prior written approval of the relevant insurance regulatory authorities. Any purchaser of 10% or more of our aggregate outstanding voting power could become subject to these regulations and could be required to file notices and reports with the applicable regulatory authorities prior to such acquisition. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts. For further discussion of insurance laws, see the subsection of "Business" entitled "Regulation."

Future sales of our common shares may affect the trading price of our common shares.

We cannot predict what effect, if any, future sales of our common shares or the availability of common shares for future sale will have on the trading price of our common shares. Sales of substantial amounts of our common shares in the public market by Great American or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected.

In 2006, we registered all of the common shares owned by Great American and Mr. Spachman, our chairman, pursuant to a registration statement on Form S-3. The registration statement became effective in 2006 and accordingly all shares covered by that registration statement could be or have been sold into the public markets. This registration statement expires in April 2009. We plan on re-filing a Form S-3 shortly after the filing of this Annual Report on Form 10-K with the SEC. Currently, Great American and Mr. Spachman own 10,200,000 and 2,378,000, respectively, of our issued and outstanding shares. This concentration of ownership could affect the number of shares available for purchase or sale on a daily basis. This factor could result in price volatility and serve to depress the liquidity and market prices of our common shares.

In addition, in 2005, we filed a registration statement on Form S-8 under the Securities Act to register 1,338,800 common shares issued or reserved for issuance for awards granted under our Long Term Incentive Plan. Shares registered under the registration statement on Form S-8 also could be sold into the public markets, subject to applicable vesting provisions and any volume limitations and other restrictions applicable to our officers and Directors selling shares under Rule 144. The sale of the shares under these registration statements in the public market, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares.

We face ongoing challenges as a result of being a public company and our financial results could be adversely affected.

As a public company, we incur significant legal, accounting and other expenses that result from corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the Financial Industry Regulatory Authority. We expect these rules and regulations to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We continue to evaluate and monitor developments with respect to compliance with public company requirements and we cannot predict or estimate the amount or timing of additional costs we may incur.

As of December 31, 2006, we became an accelerated filer, as defined by SEC rules and regulations, and are required to comply with Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We have committed, and will continue to expend, a significant amount of resources to monitor and address any internal control issues, which may occur in our business. Any failure to do so could adversely impact our operating results.

ITEM 1B *Unresolved Staff Comments*

None.

ITEM 2 *Properties*

We own two adjacent buildings that house our corporate headquarters and the surrounding real estate located in Richfield, Ohio. The buildings consist of approximately 177,000 square feet of office space on 17.5 acres. We occupy approximately 116,000 square feet and lease the remainder to unaffiliated tenants.

We lease office space in Duluth, Georgia; Honolulu, Hawaii; Mechanicsburg, Pennsylvania; St. Thomas in the United States Virgin Islands; and Bluffton, South Carolina. These leases account for approximately 17,500 square feet of office space. These leases expire within fifty-five months. The monthly rents, exclusive of operating expenses, to lease these facilities currently total approximately $28,500. We believe that these leases could be renewed or replaced at commercially reasonable rates without material disruption to our business.

ITEM 3 *Legal Proceedings*

Please refer to "Forward-Looking Statements" following the Index in front of this Form 10-K.

We are subject at times to various claims, lawsuits and legal proceedings arising in the ordinary course of business. All legal actions relating to claims made under insurance policies are considered in the establishment of our loss and LAE reserves. In addition, regulatory bodies, such as state insurance departments, the SEC, the Department of Labor and other regulatory bodies may make inquiries and conduct examinations or investigations concerning our compliance with insurance laws, securities laws, labor laws and the Employee Retirement Income Security Act of 1974, as amended.

Our insurance companies also have lawsuits pending in which the plaintiff seeks extra-contractual damages from us in addition to damages claimed or in excess of the available limits under an insurance policy. These lawsuits, which are in various stages of development, generally mirror similar lawsuits filed against other carriers in the industry. Although we are vigorously defending these lawsuits, the outcomes of these cases cannot be determined at this time. We have established loss and LAE reserves for lawsuits as to which we have determined that a loss is both probable and estimable. In addition to these case reserves, we also establish reserves for claims incurred but not reported to cover unknown exposures and adverse development on known exposures. Based on currently available information, we believe that our reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by us for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our financial condition, cash flows and results of operations.

On August 3, 2007, we were informed that the jury in a case pending in the Superior Court of the State of California for the County of Los Angeles (the "Court"), had issued, on August 2, 2007, a special verdict adverse to our interests in a pending lawsuit against one of our insurance companies. The Court entered a formal judgment on October 25, 2007 and we received notice of that formal judgment on November 5, 2007. Our current net exposure for this judgment approximates $7.0 million and as required by the Court, we secured the judgment amount with a surety bond. However, we believe that we have a strong appellate case and are vigorously pursuing the appellate process. We believe the matter will be resolved in a manner that will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. As of December 31, 2008, we have not established a case reserve for this claim but have and will continue to closely monitor this case with counsel. We have consistently established litigation expense reserves to account for the cost associated with the defense of our position, which we will continue to reserve for throughout the appeal process.

ITEM 4 *Submission of Matters to a Vote of Security Holders*

None.

PART II

ITEM 5 ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Please refer to "Forward-Looking Statements" following the Index in front of this Form 10-K.

Market Information

Our common shares are listed and traded on the NASDAQ under the symbol NATL. The information presented in the table below represents the high and low sales prices per share reported on the NASDAQ for the periods indicated.

	2008		2007	
	High	Low	High	Low
First Quarter	$33.24	$21.00	$28.50	$20.29
Second Quarter	25.59	18.26	27.10	23.12
Third Quarter	24.98	16.13	35.79	25.01
Fourth Quarter	23.90	13.57	37.01	30.15

There were approximately 54 shareholders of record of our common shares at March 3, 2008.

Dividend Policy

The Board has instituted a policy authorizing us to pay quarterly dividends on our common shares in an amount to be determined at each quarterly Board of Directors meeting. The Board recently increased the quarterly dividend to $0.07 per share for the first quarter of 2009. The Board intends to continue to review our dividend policy annually during each regularly scheduled first quarter meeting, with the anticipation of considering annual dividend increases. We declared and paid quarterly dividends of $0.06 and $0.05 per common share in 2008 and 2007, respectively.

The declaration and payment of dividends remains subject to the discretion of the Board, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by insurance company subsidiaries and other factors deemed relevant by the Board. In addition, our ability to pay dividends would be restricted in the event of a default on our junior subordinated debentures, our failure to make payment obligations with respect to such debentures or our election to defer interest payments on the debentures.

We are a holding company without significant operations of our own. Our principal sources of funds are dividends and other distributions from our subsidiaries including our insurance company subsidiaries. Our ability to receive dividends from our insurance company subsidiaries is also subject to limits under applicable state insurance laws.

Performance Graph

The following graph shows the percentage change in cumulative total shareholder return on our common shares since the initial public offering measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between our share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented. The graph demonstrates our cumulative total returns compared to those of the Center for Research in Security Prices ("CSRP") Total Return Index for NASDAQ and the CSRP Total Return Index for NASDAQ Insurance Stocks from the date of our initial public offering January 28, 2005 ($13.50) through December 31, 2008 ($17.87.)


$300
$250
$200
$150
$100
$50
NATL Common Stock
Nasdaq Insurance Stocks
Nasdaq Index
1/28/05
6/30/05
12/31/05
6/30/06
12/31/06
6/30/07
12/31/07
6/30/08
12/31/08

Cumulative Total Return as of December 31, 2008
(Assumes a $100 investment at the close of trading on January 27, 2005)

Company/ Index	1/28/05	6/30/05	12/31/05	6/30/06	12/31/06	6/30/07	12/31/07	6/30/08	12/31/08
NATL Common Stock	$100	$147	$142	$202	$182	$196	$249	$139	$136
Nasdaq Insurance Stocks	100	108	117	121	132	138	132	113	123
Nasdaq Index	100	101	109	107	119	128	129	112	62

ITEM 6 *Selected Financial Data*

The following table sets forth selected consolidated financial information for the periods ended and as of the dates indicated. These historical results are not necessarily indicative of the results to be expected from any future period. You should read this selected consolidated financial data together with our consolidated financial statements and the related notes and the section of the Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At and for the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Operating Data:					
Gross premiums written(1)	$380,296	$346,006	$305,504	$270,036	$224,984
Net premiums written(2)	$298,081	$272,142	$241,916	$211,106	$166,419
Premiums earned	$290,741	$257,561	$217,319	$194,397	$156,908
Net investment income	22,501	22,141	17,579	12,527	8,613
Net realized (losses) gains on investments	(22,394)	(653)	1,193	278	1,661
Other income	2,868	4,137	2,387	1,974	1,967
Total revenues	293,716	283,186	238,478	209,176	169,149
Losses and loss adjustment expenses	188,131	149,501	129,491	117,449	92,008
Commissions and other underwriting expenses	62,130	50,922	42,671	35,741	34,201
Other operating and general expenses	12,605	12,140	9,472	8,436	6,053
Expense on amounts withheld(3)	4,299	3,708	2,147	992	835
Interest expense	833	1,550	1,522	1,421	1,610
Total expenses	267,998	217,821	185,303	164,039	134,707
Income before income taxes	25,718	65,365	53,175	45,137	34,442
Provision for income taxes	15,058	21,763	17,475	14,857	11,674
Net income	$ 10,660	$ 43,602	$ 35,700	$ 30,280	$ 22,768
Selected GAAP Ratios:					
Losses and loss adjustment expense ratio(4)	64.7%	58.0%	59.6%	60.4%	58.6%
Underwriting expense ratio(5)	24.7%	22.9%	22.9%	21.7%	24.4%
Combined ratio(6)	89.4%	80.9%	82.5%	82.1%	83.0%
Return on equity(7)	5.0%	22.6%	22.8%	28.5%	37.2%
Per Share Data(8):					
Earnings per common share, basic	$ 0.55	$ 2.27	$ 1.87	$ 1.62	$ 1.50
Earnings per common share, assuming dilution	0.55	2.25	1.85	1.60	1.47
Book value per common share, basic (at year end)(9)	$ 11.20	$ 11.08	$ 9.07	$ 7.32	$ 4.69
Weighted average number of common shares outstanding, basic	19,285	19,193	19,136	18,737	15,171
Weighted average number of common shares outstanding, diluted	19,366	19,348	19,302	18,975	15,480
Common shares outstanding (at year end)	19,295	19,312	19,159	19,055	15,530
Cash dividends per common share	$ 0.24	$ 0.20	$ 0.16	$ 0.08	$ —

	At December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance Sheet Data:					
Cash and investments	$563,714	$492,916	$406,454	$320,220	$238,951
Securities lending collateral	84,670	139,305	158,928	—	—
Reinsurance recoverable	150,791	98,091	90,070	77,834	63,128
Total assets	990,812	898,634	806,248	523,003	401,236
Unpaid losses and loss adjustment expenses	400,001	302,088	265,966	223,207	171,031
Long-term debt(10)	15,000	15,464	15,464	16,297	32,547
Total shareholders' equity	216,074	212,806	173,763	139,533	72,789

	At and for the Year Ended December 31,				
	2008	2007	2006	2005	2004
Selected Statutory Data(11):					
Policyholders' surplus(12)	$190,134	$182,302	$148,266	$122,825	$92,124
Combined ratio(13)	89.0%	78.3%	82.4%	77.1%	81.3%

(1) The sum of premiums written on insurance policies issued by us and premiums assumed by us on policies written by other insurance companies.

(2) Gross premiums written less premiums ceded to reinsurance companies.

(3) We invest funds in the participant loss layer for several of the alternative risk transfer programs. We receive investment income and incur an equal expense on the amounts owed to alternative risk transfer participants. "Expense on amounts withheld" represents investment income that we remit back to alternative risk transfer participants. The related investment income is included in our "Net investment income" line on our Consolidated Statements of Income.

(4) The ratio of losses and LAE to premiums earned.

(5) The ratio of the net of the sum of commissions and other underwriting expenses, other operating and general expenses less other income to premiums earned.

(6) The sum of the loss and LAE ratio and the underwriting expense ratio.

(7) The ratio of net income to the average of the shareholders' equity at the beginning and end of the period.

(8) Adjusted to reflect a 200-for-1 share split effective December 6, 2004.

(9) Book value per common share is computed using only unrestricted outstanding common shares. As of December 31, 2008 and 2007 total unrestricted common shares were 19,295,000 and 19,205,000, respectively. There were no unvested restricted shares prior to 2007.

(10) The 2004 data includes a $15.0 million note payable to Great American, junior subordinated debt and bank debt.

(11) While financial data is reported in accordance with GAAP for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned. On a statutory basis, these items are expensed as incurred. In addition, certain other expenses, such as those related to the expensing or amortization of computer software, are accounted for differently for statutory purposes than the treatment accorded under GAAP.

(12) The statutory policyholder surplus of NIIC, which includes the statutory policyholder surplus of its subsidiaries, NIIC-HI and TCC.

(13) Statutory combined ratio of NIIC represents the sum of the following ratios: (1) losses and LAE incurred as a percentage of net earned premium and (2) underwriting expenses incurred as a percentage of net written premiums.

ITEM 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please refer to "Forward-Looking Statements" following the Index in front of this Form 10-K.

The following discussion and analysis of our historical consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Form 10-K.

Overview

We are a holding company with operations being conducted by our subsidiaries.

Our specialty property and casualty insurance companies are licensed in all 50 states, the District of Columbia and the Cayman Islands. We generate underwriting profits by providing what we view as specialized insurance products, services and programs not generally available in the marketplace. While many companies write property and casualty insurance for transportation companies, we believe that few write passenger transportation coverage nationwide and very few write coverage for several of the classes of passenger transportation insurance written by us and our subsidiaries. We focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. These niche markets typically possess what we view as barriers to entry, such as being too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include captive programs for transportation companies that we refer to as our alternative risk transfer operations (54.3% of 2008 gross premiums written), property and casualty insurance for transportation companies (22.9%), specialty personal lines, primarily recreational vehicle and commercial vehicle coverage (15.5%) and transportation and general commercial insurance in Hawaii and Alaska (5.9%). We strive to become a market leader in the specialty markets that we choose and serve by offering what we believe are specialized products, excellent customer service and superior claims response.

We write insurance for various sizes of transportation fleets. Because of the amount of smaller fleets nationwide, we have more opportunities to write smaller risks than larger ones. When general economic conditions improve, entrepreneurs are encouraged to start new transportation companies, which typically commence operations as a smaller risk and a potential traditional insurance customer for us. During periods of economic downturn, smaller risks are more prone to failure due to a decrease in leisure travel and consolidation in the industry. An increase in the number of larger risks results in more prospective captive insurance customers. We do not believe that smaller fleets that generate annual premiums of less than $100,000 are large enough to retain the risks associated with participation in one of the captive programs we currently offer.

By offering insurance products to all sizes of risks, we believe we have hedged against the possibility that there will be a reduction in demand for the products we offer. We believe that we will continue to have opportunities to grow and profit with both traditional and alternative risk transfer customers based on our assumptions regarding future economic and competitive conditions. We generally incur low start-up costs for new businesses, typically less than $500,000 incurred over several quarters. We believe our flexible processes and scalable systems, along with controlled increase of businesses, allow us to manage costs and match them with the revenue flow.

The factors that impact our growth rate are consistent across all products. However, the trends impacting each of these factors may vary from time to time for individual products. Those factors are as follows:

Submissions

- The increase or decrease in the number of new applications we receive. This is influenced by the effectiveness of our marketing activities compared to the marketing activities of our competitors in each market.
- The change in the number of current policyholders that are available for a renewal quote. The number of policyholders available for renewal changes based upon the economic conditions impacting our customer groups and the extent of consolidation that may be taking place within the industries we support.

Quotes

- The change in the percentage of the new applications received that do not receive a quote from us. We do not quote risks that do not meet our risk selection criteria or for which we have not been provided complete application data. We refer to this ratio as the "declination ratio" and an increasing declination ratio usually results in reduced opportunities to write new business.

Sales

- The change in percentage of the quotes we issue that are actually sold. We refer to this ratio as the "hit ratio." Hit ratios are affected by the number of competitors, the prices quoted by these competitors and the degree of difference between the competitors' pricing, terms and conditions and ours.

Rates

- The change in our rate structure from period to period. The rates we file and quote are impacted by several factors including: the cost and extent of the reinsurance we purchase; our operating efficiencies; our average loss costs, which reflect the effectiveness of our underwriting; our underwriting profit expectations; and our claims adjusting processes. The difference between our rates and the rates of our competitors is the primary factor impacting the revenue growth of our established product lines.

Product Offerings and Distribution

- We operate in multiple markets with multiple distribution approaches to attempt to reduce the probability that an adverse competitive response in any single market will have a significant impact on our overall business. We also attempt to maintain several new products, product line extensions or product distribution approaches in active development status so we are able to take advantage of market opportunities. We select from potential new product ideas based on our stated new business criteria and the anticipated competitive response.

Industry and Trends

The P/C insurance industry is cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The P/C insurance industry experienced a continued soft market in 2008, resulting in an anticipated industry wide decrease in premiums written which will constitute the first back-to-back decrease in premiums since 1932-33. According to A.M. Best, the decline in premiums in 2008, as well as the sizable and frequent weather-related losses are expected to lead to an underwriting loss for the industry in 2008. A.M. Best's estimated industry combined ratio of 105.1% is based upon the overall industry statutory combined ratio for the first nine months of 2008. The industry faces several unfavorable trends in the coming year such as, but not limited to, a heightened level of investment risk, price stabilization, claims inflation risk and expense control.

Despite relatively flat pricing since 2004, improved risk selection and an overall improvement in the risk quality of our book of business have contributed to us attaining combined ratios better than our corporate objective of 96.0% or lower. Since our inception in 1989 we have placed a consistent emphasis on underwriting profit while continuing to grow gross premiums written. Our compound annual growth rate for gross premiums written for the years 2004-2008 is 14.0% while our average combined ratio for the same five-year period is 83.6%. Although our 2008 gross and net written premium growth percentages and 2008 combined ratio of 9.9%, 9.5% and 89.4%, respectively, were negatively impacted by the soft pricing conditions and an elevated number of large claims experience during the first three quarters, they still exceed the 2008 P/C insurance industry expected results noted above. We believe the following factors contribute to our performance which is consistently above industry standards:

- Our business model and bottom line orientation have resulted in disciplined and consistent risk assessment and pricing adequacy.

- Our ability to attract and retain some of the best transportation companies in the industries we serve and insure them directly or through our captive programs.
- Our stable operating expenses at or below the revenue growth rate.

During 2008, like most of the P/C insurance industry, our results were negatively impacted by net realized losses from investments, including write-downs required by the other-than-temporary impairment accounting guidelines, related to the turmoil in the investment markets. We have historically maintained a conservative investment portfolio, focusing primarily on high quality fixed income and preferred stock investments. Our 2008 purchases have been concentrated in U.S. Government and government agencies, state and local government obligations ("muni bonds") and agency backed collateralized mortgage obligations. Although we cannot provide any assurances, at December 31, 2008, with over 90% of our investment portfolio comprised of investment grade fixed income, investment grade preferred stock and cash, we believe we remain properly positioned as we head into 2009.

As noted above, the P/C insurance industry experienced frequent weather-related losses in 2008. For weather-related events such as hurricanes, tornados and hailstorms, we conduct an analysis at least annually pursuant to which we input our in-force exposures (vehicle values in all states and property limits in Hawaii) into an independent catastrophe model that predicts our probable maximum loss at various statistical confidence levels. Our estimated probable maximum loss is impacted by changes in our in-force exposures as well as changes to the assumptions inherent in the catastrophe model. Hurricane and other weather-related events have not had a material negative impact on our past results.

Our transportation insurance business in particular is also affected by cost trends that negatively impact profitability such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs. We routinely obtain independent data for vehicle repair inflation, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs and adjust our pricing routines to attempt to more accurately project the future costs associated with insurance claims. Historically, these increased costs have not had a material adverse impact on our results. Of course, we would expect a negative impact on our future results if we fail to properly account for and project for these inflationary trends. Increased litigation of claims may also negatively impact our profitability.

As described below, the average revenue dollar per personal lines policy is significantly lower than typical commercial policies. Profitability in the specialty personal lines component is dependent on proper pricing and the efficiency of underwriting and policy administration. We have continued to monitor rate levels and have adjusted them throughout 2008, as warranted. We continuously strive to improve our underwriting and policy issuance functions to keep this cost element as low as possible by utilizing current technology advances.

To succeed as a transportation underwriter and personal lines underwriter, we must understand and be able to quantify the different risk characteristics of the risks we consider quoting. Certain coverages are more stable and predictable than others and we must recognize the various components of the risks we assume when we write any specific class of insurance business. Examples of trends that can change and, therefore, impact our profitability are loss frequency, loss severity, geographic loss cost differentials, societal and legal factors impacting loss costs (such as tort reform, punitive damage inflation and increasing jury awards) and changes in regulation impacting the insurance relationship. Any changes in these factors that are not recognized and priced for accordingly will affect our future profitability. We believe our product management organization provides the focus on a specific risk class needed to stay current with the trends affecting each specific class of business we write.

Revenues

We derive our revenues primarily from premiums from our insurance policies and income from our investment portfolio. Our underwriting approach is to price our products to achieve an underwriting profit even if it requires us to forego volume. As with all P/C companies, the impact of price changes is reflected in our financial results over time. Price changes on our in-force policies occur as they are renewed, which generally takes twelve months for our entire book of business and up to an additional twelve months to earn a full year of premium at the renewal rate. Insurance rates charged on renewing policies have decreased slightly in 2008 compared to 2007.

There are distinct differences in the timing of premiums written in traditional transportation insurance compared to the majority of our alternative risk transfer (captive) insurance component. We write traditional transportation insurance policies throughout all 12 months of the year and commence new annual policies at the expiration of the old policy. Under most captive programs, all members of the group share a common renewal date. These common renewal dates are scheduled throughout the calendar year. Any new captive program participant that joins after the common date will be written for other than a full annual term so its next renewal date coincides with the common expiration date of the captive program it has joined. Historically, most of our group captives had common renewal dates in the first six months of the year, but with the growth from new captive programs, we are now experiencing renewal dates throughout the calendar year. The alternative risk transfer component of our business grew to 54.3% of total gross premiums written during 2008 as compared to 48.5% in 2007.

The projected profitability from the traditional transportation and transportation captive businesses are substantially comparable. Increased investment income opportunities generally are available with traditional insurance but the lower acquisition expenses and persistence of the captive programs generally provide for lower operating expenses from these programs. The lower expenses associated with our captives generally offset the projected reductions in investment income potential. From a projected profitability perspective, we are ambivalent as to whether a transportation operator elects to purchase traditional insurance or one of our captive program options.

All of our transportation products, traditional or alternative risk transfer, are priced to achieve targeted underwriting margins. Because traditional insurance tends to have a higher operating expense structure, the portion of the premiums available to pay losses tends to be lower for a traditional insurance quote versus an alternative risk transfer insurance quote. We use a cost plus pricing approach that projects future losses based upon the insured's historic losses and other factors. Operating expenses, premium taxes and a profit margin are then added to the projected loss component to achieve the total premium to be quoted. The lower the projected losses, expenses and taxes, the lower the total quoted premiums regardless of whether it is a traditional or alternative risk transfer program quotation. Quoted premiums are computed in accordance with our approved insurance department filings in each state.

Our specialty personal lines products are also priced to achieve targeted underwriting margins. The average premium per policy for this business component is significantly less than transportation lines.

We approach investment and capital management with the intention of supporting insurance operations by providing a stable source of income to offset underwriting risk and growing income to offset inflation. The priority of goals of our investment policy are to preserve principal while optimizing income. We follow a formal investment policy and the Board reviews the portfolio performance quarterly for compliance with the established guidelines. Like other insurance companies in 2008, our investment portfolio was negatively impacted by the turmoil in the investments market resulting in a $22.4 million pre-tax net realized loss on investments. However, at December 31, 2008 over 90% of our investment portfolio is in investment grade fixed income and preferred stock investments and cash. Given the economic conditions still existing today, we cannot predict if and when future losses may occur.

Expenses

Losses and LAE are a function of the amount and type of insurance contracts we write and of the loss experience of the underlying risks. We record losses and LAE based on an actuarial analysis of the estimated losses we expect to be reported on contracts written. We seek to establish case reserves at the maximum probable exposure based on our historical claims experience. Our ability to estimate losses and LAE accurately at the time of pricing our contracts is a critical factor in determining our profitability. The amount reported under losses and LAE in any period includes payments in the period net of the change in the value of the reserves for unpaid losses and LAE between the beginning and the end of the period.

Commissions and other underwriting expenses consist principally of brokerage and agent commissions and to a lesser extent premium taxes. The brokerage and agent commissions are reduced by ceding commissions received from assuming reinsurers that represent a percentage of the premiums on insurance policies and reinsurance contracts written and vary depending upon the amount and types of contracts written.

Other operating and general expenses consist primarily of personnel expenses (including salaries, benefits and certain costs associated with awards under our equity compensation plans, such as stock compensation expense and other general operating expenses. Our personnel expenses are primarily fixed in nature and do not vary with the amount of premiums written. Interest expenses associated with outstanding debt and "Expense on amounts withheld" are disclosed separately from operating and general expenses. We invest funds in the participant loss layer for several of our alternative risk programs. We receive investment income and incur an equal expense on the amounts owed to alternative risk transfer participants. "Expense on amounts withheld" represents investment income that we remit back to alternative risk transfer participants. The related investment income is included in the "Net investment income" line on our Consolidated Statements of Income.

Results of Operations

Overview

Our December 31, 2008 and 2007 net earnings from operations, net realized losses from investments and net income are as follows:

	Year Ended December 31,			
	2008		2007	
	Amount	Per Share	Amount	Per Share
	(Dollars in thousands, except per share data)			
Net income from operations	$ 32,761	$ 1.69	$44,027	$ 2.27
Net realized losses from investments	(22,101)	(1.14)	(425)	(0.02)
Net income	$ 10,660	$ 0.55	$43,602	$ 2.25

Our net earnings from operations for 2008 were $32.8 million ($1.69 per share diluted) compared to $44.0 million ($2.27 per share diluted) in 2007. Although we had strong revenue growth during 2008, the decrease in net earnings from operations of $11.2 million from 2007 was primarily attributable to an increase in large loss severity, primarily due to our charter passenger transportation business, experienced during the first three quarters of 2008 that were not experienced in 2007. During the third quarter of 2008, we began the process of reviewing most of our large fleet charter transportation book and our entire in-force small fleet book of charter transportation business to ensure that our high underwriting standards are in place and identified specific accounts that require action. We have also implemented other initiatives centered on risk selection and pricing adequacy relative to the entire charter transportation product. These large losses experienced earlier in 2008 were not experienced during the fourth quarter of 2008 which improved the 2008 full year combined ratio to 89.4%. In addition to an increase in loss severity, we have also experienced a higher net commission expense compared to 2007 due to a change in the mix of business we write.

Our net earnings were adversely impacted by the turbulent market environment as our net realized losses from investments were $22.1 million ($1.14 per share diluted) in 2008 compared to $0.4 million ($0.02 per share diluted) in 2007. Included in the 2008 realized losses are impairment adjustments of $20.2 million compared to impairment adjustments of $1.0 million in 2007. Despite recording these realized losses in accordance with other-than-temporary- impairment accounting guidelines, we believe that an economic loss is still not certain and intend to maximize future potential recoveries related to these investments. The two largest components of these impairment charges were write-downs of exchange trade funds and write-offs related to Fannie Mae, Freddie Mac and Lehman Brothers recorded in the third quarter of 2008.

Gross Premiums Written

We operate our business as one segment, property and casualty insurance. We manage this segment through a product management structure. The following table sets forth an analysis of gross premiums written by business component during the periods indicated:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Alternative Risk Transfer	$206,342	54.3%	$167,717	48.5%	$135,283	44.3%
Transportation	87,246	22.9%	90,984	26.3%	89,399	29.3%
Specialty Personal Lines	59,065	15.5%	55,169	15.9%	52,060	17.0%
Hawaii and Alaska	22,489	5.9%	25,126	7.3%	23,267	7.6%
Other	5,154	1.4%	7,010	2.0%	5,495	1.8%
Gross premiums written	$380,296	100.0%	$346,006	100.0%	$305,504	100.0%

The group captive programs, which focus on specialty or niche insurance businesses, provide various services and coverages tailored to meet specific requirements of defined client groups and their members. These services include risk management consulting, claims administration and handling, loss control and prevention and reinsurance placement, along with providing various types of property and casualty insurance coverage. Insurance coverage is provided primarily to associations or similar groups of members and to specified classes of business of our agent partners.

Gross premiums written includes both direct premium and assumed premium. During 2008, as a percent of total gross premiums written, the alternative risk transfer component of the business had the largest increase of $38.6 million or 23.0% compared to 2007. The growth in the alternative risk transfer component is primarily attributable to the addition in 2008 of three new captive programs, which contributed to $15.5 million, or 40% of the increase. Additional increases in this component are related to expanded lines of coverage in one of our existing captive programs and the addition of new members to existing captive programs.

As part of our captive programs, we have analyzed, on a quarterly basis, captive members' loss performance on a policy year basis to determine if there would be a premium assessment to participants or if there would be a return of premium to participants as a result of less than expected losses. Assessment premium and return of premium are recorded as adjustments to written premium (assessments increase written premium; returns of premium reduce written premium). The return of premium for 2008 of $5.7 million compared to $1.9 million in 2007. Exclusive of the $5.7 million and $1.9 million return of premiums, the alternative risk transfer component would have increased 25% in 2008 over 2007.

In addition to the alternative risk transfer component, the specialty personal lines component increased $3.9 million in 2008 compared to 2007, primarily due to additional policies in force in our commercial vehicle product from expanded marketing initiatives and product enhancements. Due to increased competition in a soft market, both our transportation ($3.7 million) and Hawaii and Alaska ($2.6 million) components decreased in 2008 as compared to 2007. Our underwriting approach is to price our products to achieve an underwriting profit even if we forgo volume as a result. Our retention rates for traditional transportation are comparable between 2008 and 2007; however, we are continuing to experience a trend of competitive pricing on larger traditional accounts impacting premium to a greater degree than in prior periods. In 2008, we maintained relatively flat rate levels on renewing commercial insurance business and, as a result, our renewal hit ratios have continued to deteriorate to historic levels from the elevated levels we had in 2003 and 2004.

Our Other component is primarily related to assigned risk policies that we receive from involuntary state insurance plans and over which we have no control. This component decreased $1.9 million from 2007.

Premiums Earned

2008 compared to 2007. The following table shows premiums earned for the years ended December 31, 2008 and 2007 summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services:

	Year Ended December 31,		Change	
	2008	2007	Amount	Percent
	(Dollars in thousands)			
Premiums earned:				
Alternative Risk Transfer	$137,298	$107,303	$29,995	28.0%
Transportation	75,495	74,112	1,383	1.9%
Specialty Personal Lines	54,862	51,852	3,010	5.8%
Hawaii and Alaska	17,591	17,625	(34)	(0.2%)
Other	5,495	6,669	(1,174)	(17.6%)
Total premiums earned	$290,741	$257,561	$33,180	12.9%

Our premiums earned increased $33.2 million, or 12.9%, to $290.7 million during the year ended December 31, 2008 compared to $257.5 million for the year ended December 31, 2007. Our alternative risk transfer component increased 28.0% during 2008 compared to the same period in 2007, primarily due to expanded insurance offerings in one of our larger captives, new participants in existing captive programs and the addition of new truck captive programs in 2008. Our alternative risk transfer business remains our fastest growing component. Our specialty personal lines component increased 5.8% in 2008 compared to 2007, due to growth in our commercial vehicle product. The transportation component remained relatively constant in 2008 compared to 2007, as we are still experiencing a slight decline in renewal rate increases due to the current soft market. Our Other component, which is comprised primarily of premium from assigned risk plans from the states in which our insurance company subsidiaries operate and over which we have no control, decreased $1.2 million, or 17.6%, to $5.5 million in 2008.

2007 compared to 2006. The following table shows premiums earned for the years ended December 31, 2007 and 2006 summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services:

	Year Ended December 31,		Change	
	2007	2006	Amount	Percent
	(Dollars in thousands)			
Premiums earned:				
Alternative Risk Transfer	$107,303	$ 76,645	$30,658	40.0%
Transportation	74,112	71,820	2,292	3.2%
Specialty Personal Lines	51,852	47,641	4,211	8.8%
Hawaii and Alaska	17,625	15,743	1,882	12.0%
Other	6,669	5,470	1,199	21.9%
Total premiums earned	$257,561	$217,319	$40,242	18.5%

Our premiums earned increased $40.2 million, or 18.5%, to $257.5 million during the year ended December 31, 2007 compared to $217.3 million for the year ended December 31, 2006. Our alternative risk transfer component increased 40.0% during 2007 compared to the same period in 2006, primarily due to a large transportation captive written in the first quarter of 2007, expanded coverage in two of our captive programs and new participants in existing captive programs. Due to relatively flat rate increases and an increase in the number of policies in force primarily from expanded distribution, our specialty personal lines component increased 8.8% in 2007 compared to 2006. The transportation component remained relatively constant in 2007 compared to 2006. In the transportation component, we experienced a decline in renewal rate increases due to the softening market. Our Other component, which is comprised primarily of premium from assigned risk plans from the states in which our insurance company subsidiaries operate and over which we have no control, increased $1.2 million, or 21.9%, to $6.7 million in 2007.

Underwriting and Loss Ratio Analysis

Underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. The combined ratio is the sum of the loss and LAE ratio and the underwriting expense ratio. A combined ratio under 100% is indicative of an underwriting profit.

Our underwriting approach is to price our products to achieve an underwriting profit even if we forego volume as a result. From 2000 through 2006, our insurance subsidiaries increased their premium rates to offset rising losses and reinsurance costs. In both 2008 and 2007, we experienced a slight decline in rate levels on renewal business due to the continued softening market.

The table below presents our premiums earned and combined ratios for the periods indicated:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Gross premiums written	$380,296	$346,006	$305,504
Ceded reinsurance	(82,215)	(73,864)	(63,588)
Net premiums written	298,081	272,142	241,916
Change in unearned premiums, net of ceded	(7,340)	(14,581)	(24,597)
Net premiums earned	$290,741	$257,561	$217,319
Combined Ratios:			
Loss and LAE ratio(1)	64.7%	58.0%	59.6%
Underwriting expense ratio(2)	24.7%	22.9%	22.9%
Combined ratio	89.4%	80.9%	82.5%

(1) The ratio of losses and LAE to premiums earned.

(2) The ratio of the sum of commissions and other underwriting expenses, other operating expenses less other income to premiums earned.

2008 compared to 2007. Losses and LAE increased $38.6 million, or 25.8%, for 2008 compared to 2007. The loss and LAE ratio for the year ended December 31, 2008 was 64.7% compared to 58.0% for the year ended December 31, 2007. The increase in the loss and LAE ratio in 2008 of 6.7 percentage points is primarily due to an increase in large loss severity in our small fleet charter operations that we experienced during the first three quarters of 2008. These large losses contributed approximately 4.4 percentage points to our 2008 loss and LAE ratio. During the third quarter of 2008, we began the process of reviewing most of our large fleet charter transportation book and our entire in-force small fleet book of charter transportation business to ensure that our high underwriting standards are in place and identified specific accounts that require action. We have also implemented other initiatives, centered on risk selection and pricing adequacy relative to the entire charter transportation product.

For the years ended December 31, 2008 and 2007, we had favorable development from prior years' loss reserves of $0.9 million and $5.7 million, respectively. The favorable development for both years was primarily related to the settlements below the established case reserves and revisions to our estimated future settlements on an individual case by case basis. This savings represents only 0.4% and 3.1% for 2008 and 2007, respectively, of the prior year reserves. The increase in the loss and LAE ratio from 2007 to 2008 also reflects the impact of modestly lower renewal rates that we are experiencing from the softening market.

Commissions and other underwriting expenses consist principally of brokerage and agent commissions reduced by ceding commissions received from assuming reinsurers, and vary depending upon the amount and types of contracts written and, to a lesser extent, premium taxes. The underwriting expense ratio was 24.7% and 22.9% for the years ended December 31, 2008 and 2007, respectively. The 1.8 percentage point increase to our 2008 expense ratio is primarily due to a change in our overall mix of business, including high premium growth in products that tend to have higher commission rates.

2007 compared to 2006. Losses and LAE increased $20.0 million, or 15.5%, for 2007 compared to 2006. The loss and LAE ratio for the year ended December 31, 2007 was 58.0% compared to 59.6% for the year ended December 31, 2006. The decrease in the loss and LAE ratio in 2007 of 1.6 percentage points is primarily due to a decrease in loss severity in 2007 as there was higher than anticipated claims severity in 2006 experienced in many of our larger products. For the year ended December 31, 2007, we had favorable development of $5.7 million from prior years' loss reserves compared to favorable development in 2006 of $7.5 million. This savings represents 3.1% and 4.9% for 2007 and 2006, respectively, of the prior year reserves.

The underwriting expense ratio was 22.9% for both years ended December 31, 2007 and 2006.

Investment Income

2008 compared to 2007. Net investment income remained relatively constant at $22.5 million for 2008 compared to $22.1 million in 2007, reflecting portfolio growth that was offset by lower yields. Yields declined throughout 2008 for most investment categories in which we are active.

2007 compared to 2006. Net investment income increased $4.6 million, or 26.0%, to $22.1 million in 2007 compared to 2006. The net investment income improvement reflects higher average invested assets due to continued strong cash flows from operations as well as the higher yield of the portfolio. During 2007 higher yields on our short-term portfolio compared to 2006 favorably impacted our net investment income. Also favorably impacting our yields, during 2007 we diversified our portfolio into agency guaranteed collateralized mortgage obligations which did not expose us to the subprime lending sector.

Realized Gains (Losses) on Investments

2008 compared to 2007. In 2008 we had pre-tax net realized losses of $22.4 million compared to $0.7 million for 2007. Continuing turmoil in the investment markets has caused market declines in our investment portfolio, particularly in the financial and real estate related holdings. This has had an adverse impact on our investment portfolio in 2008, as we recognized other-than-temporary impairment charges on investments of $20.2 million for the year ended December 31, 2008. The two largest components of the $20.2 million were write-offs of $7.0 million related to securities issued by Fannie Mae, Freddie Mac and Lehman Brothers Holdings Inc. and $8.7 million related to exchange traded funds. We recorded $1.0 million of impairment adjustments during 2007.

2007 compared to 2006. We had net realized losses of $0.7 million for 2007 compared to net realized gains of $1.2 million for 2006. The turmoil in investment markets during the last half of 2007 resulted in market declines in the portfolio, particularly in the financial and real estate related holdings. This had an impact on the Company's investment portfolio in 2007, as net realized gains from sales were offset by write-downs of $1.0 million related to several preferred stock holdings with market values that were significantly below cost in the housing and credit markets.

Other Income

2008 compared to 2007. Other income decreased $1.2 million, or 30.7%, to $2.9 million for 2008 compared to $4.1 million in 2007. This decrease is primarily attributable to a decline in rental income directly resulting from a lease termination agreement executed with a former tenant in the third quarter of 2007.

2007 compared to 2006. Other income increased $1.8 million, or 73.3%, to $4.1 million for 2007 compared to $2.4 million in 2006. This increase is primarily attributable to an increase in rental income associated with space leased in the building we acquired in 2006 as part of our corporate campus expansion and a $0.8 million lease buyout that we received in the third quarter of 2007 from one of our tenants.

Commissions and Other Underwriting Expenses

2008 compared to 2007. Commissions and other underwriting expenses for the year ended December 31, 2008 increased $11.2 million, or 22.0%, to $62.1 million from $50.9 million in the comparable period in 2007. The increases relate to an increase in net commission expense due to growth and a change in our business mix as well as a decrease in ceding commission. Our various products have different commission rates; therefore, commission expense can vary based on the product mix written during the period. During 2008, our premium growth has typically been in products that have higher commission rates. In addition to a change in our overall mix of business, we recorded an approximate $1.3 million charge for a one-time state guarantee fund in the third quarter of 2008, which was also a contributing factor to the increase in our commission and other underwriting expenses.

2007 compared to 2006. Commissions and other underwriting expenses for the year ended December 31, 2007 increased $8.3 million, or 19.3%, to $50.9 million from $42.7 million in the comparable period in 2006. The increases are a direct result of our written premium growth, including an increase in commission expense and premium taxes. The higher commission expense is largely attributable to higher commission rates on our assigned risk business.

Other Operating and General Expenses

2008 compared to 2007. Other operating and general expenses increased $0.5 million, or 3.8%, to $12.6 million during the year ended December 31, 2008 compared to $12.1 million for the same period in 2007. These increases were primarily due to an increase in employee headcount that increased our employee wages over prior year.

2007 compared to 2006. Other operating and general expenses increased $2.7 million, or 28.2%, to $12.1 million during the year ended December 31, 2007 compared to $9.5 million for the same period in 2006. These increases were due to several employee related expenses, including an increase of $0.8 million related to our annual bonuses paid in March 2007, a stock bonus award and restricted stock award expense of $0.4 million and an increase in employee headcount that increased our employee wages.

In addition, a portion of the increase in the other operating and general expenses is related to an increase in facilities expenses from office space that we lease to others; however, this increase is partially offset by an increase in rental income, included in "Other" revenue during the same period.

Expense on Amounts Withheld

2008 compared to 2007. We invest funds in the participant loss layer for several of the alternative risk transfer programs. We receive investment income and incur an equal expense on the amounts owed to alternative risk transfer. "Expense on amounts withheld" represents investment income that we remit back to alternative risk transfer participants. The related investment income is included in our "Net investment income" line on our Consolidated Statements of Income. For the year ended December 31, 2008 the expense on amounts withheld increased $0.6 million over the same period in 2007. The increase is directly attributable to the continued growth in our alternative risk transfer component.

2007 compared to 2006. For the year ended December 31, 2007 the expense on amounts withheld increased $1.6 million over the same period in 2006. The increase is directly attributable to the growth in our alternative risk transfer component.

Income Taxes

2008 compared to 2007. The 2008 effective tax rate was 58.6%, increasing 25.3% from a rate of 33.3% in 2007. The change in the effective tax rate is primarily due to a valuation allowance of $7.5 million that was taken on our realized losses, primarily impairment charges which increased the 2008 effective tax rate 29.3 percentage points. See Note 7 to our audited consolidated financial statements for further analysis of items affecting our effective tax rate.

At December 31, 2008, we had gross deferred tax assets of $13.6 million related to investment securities. This gross deferred tax asset has been reduced by a valuation allowance on unrealized losses on equity investments of $0.1 million and a valuation allowance on realized losses on investments of $7.5 million. We had no valuation allowance in 2007 that impacted our effective tax rate. Future realization of the remaining deferred tax asset, as well as the ability to record tax benefits on future realized and unrealized capital losses, will depend on management's assessment of available tax planning strategies such as realizing any appreciation in certain investment assets.

2007 compared to 2006. The 2007 effective tax rate of 33.3% was relatively flat, increasing 0.4% from a rate of 32.9% in 2006.

Financial Condition

Investments and Securities Lending Collateral

At December 31, 2008, our investment portfolio contained $447.9 million in fixed maturity securities, $38.5 million in equity securities and $84.7 million in securities lending collateral, all carried at fair value with unrealized gains and losses reported as a separate component of shareholders' equity on an after-tax basis. At December 31, 2008, we had pretax net unrealized losses of $0.7 million on fixed maturities, $10.0 million on securities lending collateral and $5.5 million on equity securities. Our investment portfolio allocation is driven by our investment policy, which is weighted towards high quality fixed maturity investments. Although we are focused on maintaining a high quality portfolio, we remain exposed to future market fluctuations, especially given the current global financial crisis.

Fixed maturity investments are generally invested in securities with short and intermediate-term maturities. At December 31, 2008, the weighted average maturity of our fixed maturity investments was approximately 4.3 years. At December 31, 2008, 99.7% of the fixed maturities in our portfolio were rated "investment grade" (credit rating of AAA to BBB) by Standard & Poor's Corporation. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade. Although we cannot provide any assurances given current turbulence in the markets, we believe that, in normal market conditions, our high quality investment portfolio should generate a stable and predictable investment return.

Included in the fixed maturities were $78.6 million of mortgage backed securities ("MBS"), all backed by agency guaranteed collateral, which did not directly expose us to the subprime lending sector. MBS are subject to higher prepayment risk due to the fact that, in periods of declining interest rates, mortgages may be prepaid more rapidly than scheduled as buyers refinance higher rate mortgages to take advantage of declining interest rates. Also included in fixed maturities were $125.1 million of muni bonds with the majority supported by credit enhancement provided by bond insurers. Approximately 93% of our muni bonds are rated A- or better giving no effect to credit enhancement.

Summary information for securities with unrealized gains or losses at December 31, 2008 is shown in the following table. Approximately $12.4 million of fixed maturities, $22.4 million of equity securities and $44.9 million of securities lending collateral had no unrealized gains or losses at December 31, 2008.

	Securities with Unrealized Gains	Securities with Unrealized Losses
	(Dollars in thousands)	
Fixed Maturities:		
Fair value of securities	$361,342	$74,201
Amortized cost of securities	354,437	81,799
Gross unrealized gain or loss	$ 6,905	$ (7,598)
Fair value as a % of amortized cost	101.9%	90.7%
Number of security positions held	295	85
Number individually exceeding $50,000 gain or loss	38	26
Concentration of gains or losses by type or industry:		
US Government and government agencies	$ 3,120	$ (51)
State, municipalities and political subdivisions	2,172	(2,404)
Mortgage-backed securities	1,425	(27)
Banks, insurance and brokers	71	(4,453)
Industrial and other	117	(663)
Percentage rated investment grade(1)	99.9%	99.0%

	Securities with Unrealized Gains	Securities with Unrealized Losses
	(Dollars in thousands)	
Equity Securities:		
Fair value of securities	$ 966	$15,136
Cost of securities	915	20,729
Gross unrealized gain or (loss)	$ 51	$ (5,593)
Fair value as a % of cost	105.6%	73.0%
Number individually exceeding $50,000 gain or (loss)	—	22
Securities Lending:		
Fair value of securities	$ 5,003	$34,814
Amortized cost of securities	5,000	44,802
Gross unrealized gain or (loss)	$ 3	$ (9,988)
Fair value as a % of amortized cost	100.1%	77.7%
Number of security positions held	1	14
Number individually exceeding $50,000 gain or (loss)	—	12
Concentration of gains or losses by type:		
Cash and cash equivalents	—	—
Mortgage-backed securities	—	(9,202)
Banks, insurance, and brokers	3	(786)
Percentage rated investment grade(1)	100.0%	95.8%

(1) Investment grade of AAA to BBB by Standard & Poor's Corporation.

The table below sets forth the scheduled maturities at December 31, 2008 based on their fair values:

	Fixed Maturities Portfolio		Securities Lending Collateral	
	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with Unrealized Gains	Securities with Unrealized Losses
Maturity:				
One year or less	3.3%	11.6%	100.0%	37.0%
After one year through five years	46.9%	23.3%	0.0%	9.6%
After five years through ten years	28.3%	47.1%	0.0%	0.0%
After ten years	0.6%	13.8%	0.0%	0.0%
	79.1%	95.8%	100.0%	46.6%
Mortgage-backed securities	20.9%	4.2%	0.0%	53.4%
	100.0%	100.0%	100.0%	100.0%

The table below summarizes the unrealized gains and losses on fixed maturities, equity securities and securities lending by dollar amount:

	At December 31, 2008		
	Aggregate Fair Value	Aggregate Unrealized Gain (Loss)	Fair Value as % of Cost Basis
	(Dollars in thousands)		
Fixed Maturities:			
Securities with unrealized gains:			
Exceeding $50,000 and for:			
Less than one year (34 issues)	$ 52,333	$ 2,419	104.8%
More than one year (4 issues)	7,330	568	108.4%
Less than $50,000 (257 issues)	301,679	3,918	101.3%
	$361,342	$ 6,905	
Securities with unrealized losses:			
Exceeding $50,000 and for:			
Less than one year (20 issues)	$ 20,914	$(3,664)	85.1%
More than one year (6 issues)	6,765	(3,227)	67.7%
Less than $50,000 (59 issues)	46,522	(707)	98.5%
	$ 74,201	$(7,598)	
Equity Securities:			
Securities with unrealized gains:			
Exceeding $50,000 and for:			
Less than one year (0 issues)	$ —	$ —	0.0%
More than one year (0 issues)	—	—	0.0%
Less than $50,000 (4 issues)	966	51	105.6%
	$ 966	$ 51	
Securities with unrealized losses:			
Exceeding $50,000 and for:			
Less than one year (12 issues)	$ 5,704	$(3,359)	62.9%
More than one year (10 issues)	3,714	(1,916)	66.0%
Less than $50,000 (20 issues)	5,718	(318)	94.7%
	$ 15,136	$(5,593)	
Securities Lending:			
Securities with unrealized gains:			
Exceeding $50,000 and for:			
Less than one year (0 issues)	$ —	$ —	0.0%
More than one year (0 issues)	—	—	0.0%
Less than $50,000 (1 issue)	5,003	3	100.1%
	$ 5,003	$ 3	
Securities with unrealized losses:			
Exceeding $50,000 and for:			
Less than one year (6 issues)	$ 13,721	$(1,175)	92.1%
More than one year (6 issues)	11,151	(8,755)	56.0%
Less than $50,000 (2 issues)	9,942	(58)	99.4%
	$ 34,814	$(9,988)	

When a decline in the value of a specific investment is considered to be "other-than-temporary," a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors considered and resources used by management include those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Other-Than-Temporary Impairment."

Net realized gains (losses) on securities sold and charges for "other-than-temporary" impairment on securities held were as follows:

	Net Realized Gains (Losses) on Sales	Charges for Impairment	Total
	(Dollars in thousands)		
Year ended:			
2008	$(2,230)	$(20,164)	$(22,394)
2007	321	(974)	(653)
2006	1,193	—	1,193

Fair Value Measurements

On January 1, 2008, we adopted SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, we must determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy in SFAS No. 157 prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

Level 1 consists of publicly traded equity securities whose fair value is based on quoted prices that are readily and regularly available in an active market. Level 2 primarily consists of financial instruments whose fair value is based on quoted prices in markets that are not active and include U.S. government and government agency securities, fixed maturity investments, preferred stock and certain publicly traded common stocks that are not actively traded. Included in Level 2 are $9.1 million of securities, which are valued based upon a non-binding broker quote and validated by management by observable market data. Level 3 consists of financial instruments that are not traded in an active market, whose fair value is estimated by management based on inputs from independent financial institutions, which include non-binding broker quotes, for which we believe reflects fair value, but are unable to verify inputs to the valuation methodology. We obtained one quote or price per instrument from our brokers and pricing services and did not adjust any quotes or prices that we obtained.

Liquidity and Capital Resources

Capital Ratios. The NAIC's model law for RBC provides formulas to determine the amount of capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2008 and 2007, the capital and surplus of all our insurance companies substantially exceeded the RBC requirements.

Sources of Funds. The liquidity requirements of our insurance subsidiaries relate primarily to the liabilities associated with their products as well as operating costs and payments of dividends and taxes to us from insurance subsidiaries. Historically, cash flows from premiums and investment income have provided more than sufficient funds to meet these requirements without requiring the sale of investments. If our cash flows change dramatically from historical patterns, for example as a result of a decrease in premiums or an increase in claims paid or operating expenses, we may be required to sell securities before their maturity and possibly at a loss. Our insurance subsidiaries generally hold a significant amount of highly liquid, short-term investments to meet their liquidity needs. Funds received in excess of cash requirements are generally invested in additional marketable securities. Continuing volatility in the capital markets presents challenges to us as we seek to manage our portfolio and our capital position. See Item 1A, "Risk Factors for a discussion of certain matters that may affect our portfolio and capital position. Our historic pattern of using receipts from current premium writings for the payment of liabilities incurred in prior periods has enabled us to slightly extend the maturities of our investment portfolio beyond the estimated settlement date of our loss reserves.

We believe that our insurance subsidiaries maintain sufficient liquidity to pay claims and operating expenses, as well as meet commitments in the event of unforeseen events such as reserve deficiencies, inadequate premium rates or reinsurer insolvencies. Our principal sources of liquidity are our existing cash, cash equivalents and short-term investments. Cash, cash equivalents and short-term investments were $77.2 million at December 31, 2008, a $13.3 million increase from December 31, 2007. For 2008, 2007 and 2006, we generated consolidated cash flow from operations of $101.3 million, $93.2 million and $83.3 million, respectively. The increase of $8.1 million in cash flow from operations in 2008 from 2007 is primarily due to an increase in our loss and LAE reserves stemming from an increase in large claim severity that we experienced during the first three quarters of 2008. Cash flow from operations increased $9.8 million in 2007 from 2006 due to an increase in net income primarily due to a decrease in our loss and LAE ratio in 2007 compared to 2006.

Net cash used in investing activities was $63.3 million, $69.1 million and $65.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The $5.8 million decrease in cash used in investing activities in 2008, as compared to 2007, was primarily related to a $212.4 million increase in the purchase of fixed maturity investments in 2008, which was offset by a $176.4 million increase in the proceeds from sales and maturities of investments and a decline of $42.1 million in the purchase of equity securities. The increase in both purchases and redemptions of fixed maturities during 2008, compared to the prior period was directly influenced by current market conditions. As interest rates continued to decline, many of our high yielding U.S. government agency bonds were called and replaced with purchases of lower yielding agency bonds. Additionally, the decrease in the purchases of equity securities is directly related to the current turmoil in the market. The $3.3 million increase in cash used in investing activities in 2007 compared to 2006 was primarily related to a $99.3 million increase in the purchase of investments in 2007 offset by a $94.1 million increase in the proceeds from sales and maturities of investments.

We utilized net cash from financing activities of $3.9 million, $3.2 million and $2.9 million, respectively, for the years ended December 31, 2008, 2007 and 2006. The $0.7 million increase in cash used in financing activities in 2008 versus 2007 is primarily from an increase in our dividends paid on common shares to shareholders. We increased our quarterly dividend from $0.05 per common share in 2007 to $0.06 per common share in 2008. This increase in the dividend resulted in a $0.8 million increase in dividends paid in 2008. The increase in cash used from financing activities in 2007 from 2006 of $0.3 million is also primarily attributable to a $0.8 million increase in dividends paid to shareholders.

We will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends and taxes. Funds to meet these obligations will come primarily from parent company cash dividend and other payments from our insurance company subsidiaries and from our line of credit. Under the state insurance laws, dividends and capital distributions from our insurance companies are subject to restrictions relating to statutory surplus and earnings. The maximum amount of dividends that our insurance companies could pay to us without seeking regulatory approval in 2008 is $19.0 million. Our insurance subsidiaries paid no dividends in 2008 and $4.0 million in dividends in 2007, without the need for regulatory approval.

Under tax allocation and cost sharing agreements among the Company and its subsidiaries, taxes and expenses are allocated among the entities. The federal income tax provision of our individual subsidiaries is computed as if the subsidiary filed a separate tax return. The resulting provision (or credit) is currently payable to (or receivable from) us.

On December 19, 2007, we replaced our $2.0 million credit agreement with a $50 million five-year unsecured Credit Agreement, which includes a sublimit of $10 million for letters of credit. We have the ability to increase the line of credit to $75 million subject to the Credit Agreement's accordion feature. Amounts borrowed bear interest at either (1) a rate per annum equal to the greater of the administrative agent's prime rate or 0.5% in excess of the federal funds effective rate or (2) rates ranging from 0.45% to 0.90% over LIBOR based on our A.M. Best insurance group rating, or 0.65% at December 31, 2008. Commitment fees on the average daily unused portion of the Credit Agreement also vary with our A.M. Best insurance group rating and range from 0.090% to 0.175%, or 0.125% at December 31, 2008.

The Credit Agreement requires us to maintain specified financial covenants measured on a quarterly basis, including consolidated net worth, fixed charge coverage ratio and debt to capital ratio. In addition, the Credit Agreement contains certain affirmative and negative covenants, including negative covenants that limit or restrict our ability to, among other things, incur additional indebtedness, effect mergers or consolidations, make investments, enter into asset sales, create liens, enter into transactions with affiliates and other restrictions customarily contained in such agreements. The Credit Agreement will terminate on December 19, 2012.

On May 23, 2008, we drew $15 million from our Credit Agreement to redeem in full our outstanding junior subordinated debentures, replacing higher variable rate debt of LIBOR plus 420 basis points with lower variable rate debt. As of December 31, 2008, the interest rate on this debt is equal to the six-month LIBOR (2.6% at November 24, 2008) plus 65 basis points, with interest payments due quarterly.

We believe that funds generated from operations, including dividends from insurance subsidiaries, parent company cash and funds available under our Credit Agreement will provide sufficient resources to meet our liquidity requirements for at least the next 12 months. However, if these funds are insufficient to meet fixed charges in any period, we would be required to generate cash through additional borrowings, sale of assets, sale of portfolio securities or similar transactions. If we were required to sell portfolio securities early for liquidity purposes rather than holding them to maturity, we would recognize gains or losses on those securities earlier than anticipated. If we were forced to borrow additional funds in order to meet liquidity needs, we would incur additional interest expense, which could have a negative impact on our earnings. Since our ability to meet our obligations in the long term (beyond a 12-month period) is dependent upon factors such as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our operating needs.

Off-Balance Sheet Items. We do not have any off-balance sheet arrangements as such term is defined in applicable SEC rules.

We do not currently have any relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations. The following table summarizes our long-term contractual obligations as of December 31, 2008:

	Payment Due by Period				
	Total	**Within 1 Year**	**2-3 Years**	**4-5 Years**	**More than 5 Years**
	(Dollars in thousands)				
Gross unpaid losses and LAE(1)	$400,001	$169,692	$151,607	$55,019	$23,683
Securities lending obligations(2)	95,828	95,828	—	—	—
Long term debt obligations	15,000	—	—	15,000	—
Operating lease obligations	1,170	346	532	292	—
Total	$511,999	$265,866	$152,139	$70,311	$23,683

(1) Dollar amounts and time periods are estimates based on historical net payment patterns applied to the gross reserve and do not represent actual contractual obligations. Actual payments and their timing could differ

significantly from these estimates, and the estimates provided do not reflect potential recoveries under reinsurance treaties.

(2) The timing for the return of the collateral associated with our securities lending varies, but generally within one year; therefore, the return of collateral is reflected as being due within one year.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and impact amounts reported in the future. Management believes that the establishment of loss and LAE reserves and the determination of "other-than-temporary" impairment on investments are two areas where by the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below. Our other significant accounting policies are described in Note 2 to our consolidated financial statements.

Loss and LAE

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of that loss to us and our final payment of that loss and its related LAE. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. At December 31, 2008 and 2007, we had $400.0 million and $302.1 million, respectively, of gross loss and LAE reserves, representing management's best estimate of the ultimate loss. Management records, on a monthly and quarterly basis, its best estimate of loss reserves. For purposes of computing the recorded reserves, management utilizes various data inputs, including analysis that is derived from a review of prior quarter results performed by actuaries employed by Great American. In addition, on an annual basis, actuaries from Great American review the recorded reserves for NIIC, NIIC-HI and TCC utilizing current period data and provide a Statement of Actuarial Opinion, required annually in accordance with state insurance regulations, on the statutory reserves recorded by these U.S. insurance subsidiaries. The actuarial analysis of NIIC's, NIIC-HI's and TCC's net reserves as of December 31, 2008 and 2007 reflected point estimates that were within 2% of management's recorded net reserves as of such dates. Using this actuarial data along with its other data inputs, management concluded that the recorded reserves appropriately reflect management's best estimates of the liability as of each year end.

The quarterly reviews of unpaid loss and LAE reserves by Great American actuaries are prepared using standard actuarial techniques. These may include (but may not be limited to):

- the Case Incurred Development Method;
- the Paid Development Method;
- the Bornhuetter-Ferguson Method; and
- the Incremental Paid LAE to Paid Loss Methods.

The period of time from the occurrence of a loss through the settlement of the liability is referred to as the "tail." Generally, the same actuarial methods are considered for both short-tail and long-tail lines of business because most of them work properly for both. The methods are designed to incorporate the effects of the differing length of time to settle particular claims. For short-tail lines, management tends to give more weight to the Case Incurred and Paid Development methods, although the various methods tend to produce similar results. For long-tail lines, more judgment is involved and more weight may be given to the Bornhuetter-Ferguson method. Liability claims for long-tail lines are more susceptible to litigation and can be significantly affected by changing contract interpretation and the legal environment. Therefore, the estimation of loss reserves for these classes is more complex and subject to a higher degree of variability.

Supplementary statistical information is reviewed to determine which methods are most appropriate and whether adjustments are needed to particular methods. This information includes:

- open and closed claim counts;
- average case reserves and average incurred on open claims;

- closure rates and statistics related to closed and open claim percentages;
- average closed claim severity;
- ultimate claim severity;
- reported loss ratios;
- projected ultimate loss ratios; and
- loss payment patterns.

Following is a discussion of certain critical variables affecting the estimation of loss reserves in our more significant lines of business. Many other variables may also impact ultimate claim costs. An important assumption underlying reserve estimates is that the cost trends implicitly built into development patterns will continue into the future. An unexpected change in cost trends could arise from a variety of sources including a general increase in economic inflation, inflation from social programs, new medical technologies or other factors such as those listed below in connection with our largest lines of business. It is not possible to isolate and measure the potential impact of just one of these variables and future cost trends could be partially impacted by several such variables. However, it is reasonable to address the sensitivity of the reserves to a potential impact from changes in these variables by measuring the effect of a possible overall 1% change in future cost trends that may be caused by one or more variables. The sensitivity of recorded reserves to a potential change of 1% in the future cost trends is shown below. Utilizing the effect of a 1% change in overall cost trends enables changes greater than 1% to be estimated by extrapolation. The estimated cumulative unfavorable impact that this 1.0% change would have on our 2008 net income is shown below:

Line of Business	Cumulative Impact
Commercial Auto Liability	$2.0 million
Workers' Compensation	$0.5 million

The judgments and uncertainties surrounding management's reserve estimation process and the potential for reasonably possible variability in management's most recent reserve estimates may also be viewed by looking at how recent historical estimates of reserves for all lines of business have developed. If our December 31, 2008, reserves (net of reinsurance) developed at the same rate as the average development of the most recent five years, the effect on net earnings would be an increase of $5.4 million.

5-yr. Average Development (*)	Net Reserves December 31, 2008	Effect on Net Earnings
(2.1)%	$262.4 million	$5.4 million

(*) Net of tax effect.

The following discussion describes key assumptions and important variables that materially affect the estimate of the reserve for loss and LAE of our two most significant lines of business, which represent 87.4% of our total reserves and explains what caused them to change from assumptions used in the preceding period. Management has not made changes in key assumptions used in calculating current year reserves based on historical changes or current trends observed.

Commercial Auto Liability. In this line of business, we provide coverage protecting buses, limousines, other public transportation vehicles and trucks for accidents causing property damage or personal injury to others. Property damage liability and medical payments exposures are typically short-tail lines of business with relatively quick reporting and settlement of claims. Bodily injury exposure is long-tail because although the claim reporting of this line of business is relatively quick, the final settlement can take longer to achieve.

Some of the important variables affecting our estimation of loss reserves for commercial auto liability include:

- litigious climate;
- unpredictability of judicial decisions regarding coverage issues;

- magnitude of jury awards;
- outside counsel costs; and
- frequency and timing of claims reporting.

We recorded unfavorable development of $1.3 million in 2008 for this line of business as actual claim severity was higher than previously anticipated. We recorded favorable development of $1.4 million in 2007 and $4.1 million in 2006 as actual claim severity, driven by favorable negotiated settlements and jury awards, was significantly lower than previously anticipated. We continually monitor development trends in each line of business as a component of estimating future ultimate loss and related LAE liabilities. Management has not made any changes to the key assumptions used in calculating current year reserves in the commercial auto liability line of business.

Workers' Compensation. In this long-tail line of business, we provide coverage for employees who may be injured in the course of employment. Some of the important variables affecting our estimation of loss reserves for workers' compensation include:

- legislative actions and regulatory interpretations;
- future medical cost inflation; and
- timing of claims reporting.

A significant portion of our workers' compensation business is written in California. Significant reforms passed by the California state legislature in 2003 and in 2004 reduced employer premiums and set treatment standards for injured workers. We recorded favorable prior year loss development of $0.5 million in 2008, $3.0 million in 2007 and $2.3 million in 2006 due primarily to the impact of the legislation on medical claim costs being more favorable than previously anticipated. As claims incurred from 2003 through 2005 are now reaching a higher percentage of settlement and maturity, management is able to estimate the ultimate costs of these claims with more precision.

While the standard actuarial techniques do reflect expected favorable impacts from the reforms, the magnitude of future cost savings depends on the implementation and interpretation of the reforms throughout the workers' compensation system over the next several years. While management applies the actuarial methods mentioned above, more judgment is involved in arriving at the final reserve to be held. Management reviewed the frequency, severity and loss and LAE ratios implied by the projections from the standard tests in light of the uncertainties of future cost savings and recent rate actions since the reforms, to determine the appropriate reserve level. Due to the long-tail nature of this business, we have recognized the favorable effects of the reform legislation on more recent claims only after a high percentage of claims have been paid and the ultimate impact of reforms could be estimated with more precision.

Within each line, Great American actuaries review the results of individual tests, supplementary statistical information and input from management to select their point estimate of the ultimate liability. This estimate may be one test, a weighted average of several tests or a judgmental selection as the actuaries determine is appropriate. The actuarial review is performed each quarter as a test of the reasonableness of management's point estimate and to provide management with a consulting opinion regarding the advisability of modifying its reserve setting assumptions for future periods. The Great American actuaries do not develop ranges of losses.

The level of detail at which data is analyzed varies among the different lines of business. We generally analyze data by major product or coverage, using countrywide data. We determine the appropriate segmentation of the data based on data volume, data credibility, mix of business and other actuarial considerations. Point estimates are selected based on test indications and judgment.

Claims we view as potentially significant are subject to a rigorous review process involving the adjuster, claims management and executive management. We seek to establish reserves at the maximum probable exposure based on our historic claims experience. Incurred but not yet reported ("IBNR") reserves are determined separate from the case reserving process and include estimates for potential adverse development of the recorded case reserves. We monitor IBNR reserves monthly with financial management and quarterly with an actuary from Great American. IBNR reserves are adjusted monthly based on historic patterns and current trends and exposures. When a claim is reported, claims personnel establish a "case reserve" for the estimated amount of ultimate payment. The amount of the reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of our claims personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on developments and periodic reviews of the cases. Individual case reserves are reviewed for adequacy at least quarterly by senior claims management.

When establishing and reviewing reserves, we analyze historic data and estimate the impact of various loss development factors, such as our historic loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages and changes and trends in general economic conditions, including the effects of inflation. As of December 31, 2008, management has not made any key assumptions that are inconsistent with historical loss reserve development patterns. A change in any of these aforementioned factors from the assumptions implicit in our estimate can cause our actual loss experience to be better or worse than our reserves and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves. Currently established reserves may not prove adequate in light of subsequent actual occurrences. To the extent that reserves are inadequate and are increased or "strengthened," the amount of such increase is treated as a charge to income in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a benefit to income in the period that redundancy is recognized.

The changes we have recorded in our reserves in the past three years illustrate the potential for revisions inherent in estimating reserves. In 2008, we experienced favorable development of $0.9 million (0.4% of total net reserves) from claims incurred prior to 2008. In 2007, we experienced favorable development of $5.7 million (3.1% of total net reserves) from claims incurred prior to 2007. In 2006, we experienced favorable development of $7.5 million (4.9% of total net reserves) from claims incurred prior to 2006. We did not significantly change our reserving methodology or our claims settlement process in any of these years. The development reflected settlements that differed from the established case reserves, changes in the case reserves based on new information for that specific claim or the differences in the timing of actual settlements compared to the payout patterns assumed in our accident year IBNR reductions. The types of coverages we offer and risk levels we retain have a direct influence on the development of claims. Specifically, short duration claims and lower risk retention levels generally are more predictable and normally have less development. Future favorable or unfavorable development of reserves from this past development experience should not be assumed or estimated. The reserves reported in the financial statements are our best estimate.

The following table shows the breakdown of our gross loss reserves between case reserves (estimated amounts required to settle claims that have already been reported), IBNR reserves (estimated amounts that will be needed to settle claims that have already occurred but have not yet been reported to us, as well as reserves for possible development on known claims) and LAE reserves (estimated amounts required to adjust, record and settle claims, other than the claim payments themselves):

	At December 31, 2008			
Statutory Lines of Business:	**Case**	**IBNR**	**LAE**	**Total**
		(Dollars in thousands)		
Commercial auto liability	$102,790	$133,651	$42,064	$278,505
Workers' compensation	16,822	46,735	7,707	71,264
Auto physical damage	8,493	8,974	2,474	19,941
General liability	2,894	8,122	3,030	14,046
Inland marine	3,170	4,368	864	8,402
Private passenger	3,709	1,482	1,152	6,343
Commercial multiple peril	692	265	235	1,192
Other lines	80	201	27	308
	$138,650	$203,798	$57,553	$400,001

Reinsurance Recoverables. We are also subject to credit risks with respect to our third party reinsurers. Although reinsurers are liable to us to the extent we cede risks to them, we are ultimately liable to our policyholders on all these risks. As a result, reinsurance does not limit our ultimate obligation to pay claims to policyholders and we may not be able to recover claims made to our reinsurers. We manage this credit risk by selecting what we believe to be quality reinsurers, closely monitoring their financial condition, timely billing and collecting amounts due and obtaining sufficient collateral when necessary.

Other-Than-Temporary Impairment

Our investments are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation risks. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. We evaluate whether impairments have occurred on a case-by-case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and amount of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations we use in the impairment evaluation process include, but are not limited to:

- the length of time and the extent to which the market value has been below amortized cost;
- whether the issuer is experiencing significant financial difficulties;
- economic stability of an entire industry sector or subsection;
- whether the issuer, series of issuers or industry has a catastrophic type of loss;
- the extent to which the unrealized loss is credit-driven or a result of changes in market interest rates;
- historical operating, balance sheet and cash flow data;
- internally generated financial models and forecasts;
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value; and
- other subjective factors, including concentrations and information obtained from regulators and rating agencies.

We closely monitor each investment that has a market value that is below its amortized cost and make a determination each quarter for other-than-temporary impairment for each of those investments. During the year ended December 31, 2008, we recorded $20.2 million in other-than-temporary impairments. Of the $20.2 million of other-than-temporary impairments taken during 2008, $7.0 million related to securities issued by Fannie Mae, Freddie Mac and Lehman Brothers Holdings Inc. and $8.7 million related to exchange traded funds. The remaining $4.5 million is a further reflection of the credit crisis. We will continue to monitor our portfolio to assess the impact of the recent government actions, including the "Troubled Asset Relief Program" and its impact on market valuations. While it is not possible to accurately predict if or when a specific security will become impaired, given the current turmoil and uncertainty in the market, charges for other-than-temporary impairment could be material to net income in subsequent quarters. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity. We recorded a $1.0 million impairment adjustment in 2007 and no impairment adjustments in 2006. See "Management's Discussions and Analysis of Financial Condition and Results of Operations — Investments."

ITEM 7A *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed to interest rate risk and credit risk. We have not entered and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

During 2008, there were significant disruptions in the financial markets. A number of large financial institutions failed, were supported by the United States government or were merged into other organizations. The market disruption has resulted in a lack of liquidity in the credit markets and a widening of credit spreads. As a result of these effects, we had a pre-tax unrealized loss of $0.7 million in our fixed maturities portfolio at December 31, 2008, compared with a pre-tax unrealized gain of $0.2 million at December 31, 2007. Our securities lending portfolio had pre-tax unrealized losses of $10.0 million and $1.3 million as of December 31, 2008 and December 31, 2007, respectively. Our equity securities had pre-tax unrealized losses of $5.5 million at December 31, 2008 compared to $4.2 million at December 31, 2007.

The fair value of our fixed maturity portfolio is directly impacted by changes in interest rates, in addition to credit risk. Our fixed maturity portfolio is comprised of primarily fixed rate investments with primarily short-term and intermediate-term maturities. We believe this practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. We invest in a mix of fixed income securities to capture what we believe are adequate risk-adjusted returns in an evolving investment environment.

The following table provides information about our "available for sale" fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. MBS are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

	December 31, 2008		December 31, 2007	
	Principal Cash Flows	Rate	Principal Cash Flows	Rate
	(Dollars in thousands)			
Subsequent calendar year	$194,172	4.6%	$ 73,258	4.8%
2nd Subsequent calendar year	64,532	4.9%	43,464	4.6%
3rd Subsequent calendar year	27,441	4.9%	44,736	4.8%
4th Subsequent calendar year	20,948	4.9%	46,946	5.1%
5th Subsequent calendar year	26,804	4.9%	36,486	5.2%
Thereafter	107,688	5.0%	127,789	4.9%
Total	$441,585	4.8%	$372,679	4.9%
Fair value	$447,938		$376,300	

Equity Risk. Equity risk is potential economic losses due to adverse changes in equity security prices. As of December 31, 2008, approximately 7.9% of the fair value of our investment portfolio (excluding cash and cash equivalents) was invested in equity securities. We manage equity price risk primarily through industry and issuer diversification and asset allocation techniques such as investing in exchange traded funds.

ITEM 8 *Financial Statements and Supplementary Data*

Index to Financial Statements

"Selected Quarterly Financial Data" has been included in Note 18 to the consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as management of National Interstate Corporation and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers or persons performing similar functions and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the control criteria established in a report entitled *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of December 31, 2008.

The independent registered public accounting firm of Ernst & Young LLP, as auditors of the Company's consolidated financial statements, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

/s/ David W. Michelson
David W. Michelson
President and Chief Executive Officer

/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
National Interstate Corporation

We have audited the accompanying consolidated balance sheets of National Interstate Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Interstate Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Interstate Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
National Interstate Corporation

We have audited National Interstate Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Interstate Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the National Interstate Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Interstate Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Interstate Corporation and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of National Interstate Corporation and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2009

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except per share data)	
ASSETS		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost — $448,631 and $376,019, respectively)	$447,938	$376,300
Equity securities available-for-sale, at fair value (cost — $44,074 and $57,800, respectively)	38,532	52,640
Short-term investments, at cost which approximates fair value	85	20,907
Total investments	486,555	449,847
Cash and cash equivalents	77,159	43,069
Securities lending collateral, amortized (cost — $94,655 and $141,316, respectively)	84,670	139,305
Accrued investment income	5,161	4,783
Premiums receivable, net of allowance for doubtful accounts of $587 and $462, respectively	95,610	84,708
Reinsurance recoverables on paid and unpaid losses	150,791	98,091
Prepaid reinsurance premiums	28,404	24,325
Deferred policy acquisition costs	19,245	17,578
Deferred federal income taxes	18,324	11,993
Property and equipment, net	20,406	19,502
Funds held by reinsurer	3,073	3,337
Prepaid expenses and other assets	1,414	2,096
Total assets	$990,812	$898,634
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Unpaid losses and loss adjustment expenses	$400,001	$302,088
Unearned premiums and service fees	156,598	145,296
Long-term debt	15,000	15,464
Amounts withheld or retained for account of others	48,357	38,739
Reinsurance balances payable	10,267	7,596
Securities lending obligation	95,828	141,316
Accounts payable and other liabilities	35,813	24,363
Commissions payable	9,274	7,332
Assessments and fees payable	3,600	3,634
Total liabilities	774,738	685,828
Shareholders' equity:		
Preferred shares — no par value		
Authorized — 10,000 shares		
Issued — 0 shares	—	—
Common shares — $0.01 par value		
Authorized — 50,000 shares		
Issued — 23,350 shares, including 4,055 and 4,145 shares, respectively, in treasury	234	234
Additional paid-in capital	48,004	45,566
Retained earnings	184,187	178,190
Accumulated other comprehensive loss	(10,613)	(5,321)
Treasury shares	(5,738)	(5,863)
Total shareholders' equity	216,074	212,806
Total liabilities and shareholders' equity	$990,812	$898,634

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Revenues:			
Premiums earned	$290,741	$257,561	$217,319
Net investment income	22,501	22,141	17,579
Net realized (losses) gains on investments	(22,394)	(653)	1,193
Other	2,868	4,137	2,387
Total revenues	293,716	283,186	238,478
Expenses:			
Losses and loss adjustment expenses	188,131	149,501	129,491
Commissions and other underwriting expenses	62,130	50,922	42,671
Other operating and general expenses	12,605	12,140	9,472
Expense on amounts withheld	4,299	3,708	2,147
Interest expense	833	1,550	1,522
Total expenses	267,998	217,821	185,303
Income before federal income taxes	25,718	65,365	53,175
Provision for federal income taxes	15,058	21,763	17,475
Net income	$ 10,660	$ 43,602	$ 35,700
Net income per common share — basic	$ 0.55	$ 2.27	$ 1.87
Net income per common share — diluted	$ 0.55	$ 2.25	$ 1.85
Weighted average of common shares outstanding — basic	19,285	19,193	19,136
Weighted average of common shares outstanding — diluted	19,366	19,348	19,302
Cash dividends per common share	$ 0.24	$ 0.20	$ 0.16

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
			(Dollars in thousands)			
Balance at January 1, 2006	$234	$42,257	$105,826	$ (2,712)	$(6,072)	$139,533
Net income			35,700			35,700
Unrealized depreciation of investment securities, net of tax benefit of $109				(203)		(203)
Comprehensive income						35,497
Dividends on common stock			(3,076)			(3,076)
Issuance of 104,000 treasury shares upon exercise of stock options and stock award grants		341			145	486
Tax benefit realized from exercise of stock options		557				557
Stock compensation expense		766				766
Balance at December 31, 2006	234	43,921	138,450	(2,915)	(5,927)	173,763
Net income			43,602			43,602
Unrealized depreciation of investment securities, no related tax benefit				(2,406)		(2,406)
Comprehensive income						41,196
Dividends on common stock			(3,862)			(3,862)
Issuance of 46,009 treasury shares upon exercise of stock options and stock award grants		392			64	456
Tax benefit realized from exercise of stock options		218				218
Stock compensation expense		1,035				1,035
Balance at December 31, 2007	234	45,566	178,190	(5,321)	(5,863)	212,806
Net income			10,660			10,660
Unrealized depreciation of investment securities, net of tax benefit of $4.0 million				(5,292)		(5,292)
Comprehensive income						5,368
Dividends on common stock			(4,663)			(4,663)
Issuance of 90,035 treasury shares upon exercise of options and restricted stock issued, net of forfeitures		713			125	838
Tax benefit realized from exercise of stock options		396				396
Stock compensation expense		1,329				1,329
Balance at December 31, 2008	$234	$48,004	$184,187	$(10,613)	$(5,738)	$216,074

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Operating activities			
Net income	$ 10,660	$ 43,602	$ 35,700
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of bond premiums and discounts	1,673	382	303
Provision for depreciation and amortization	1,470	1,266	1,111
Net realized losses (gains) on investment securities	22,394	653	(1,193)
Deferred federal income taxes	(2,294)	(1,262)	(1,020)
Stock compensation expense	1,329	1,035	766
Increase in deferred policy acquisition costs, net	(1,667)	(2,543)	(3,349)
Increase in reserves for losses and loss adjustment expenses	97,913	36,122	40,580
Increase in premiums receivable	(10,902)	(7,632)	(22,471)
Increase in unearned premiums and service fees	11,302	17,573	29,062
Decrease (increase) in interest receivable and other assets	539	(2,210)	2,062
Increase in prepaid reinsurance premiums	(4,079)	(3,053)	(4,056)
Increase in accounts payable, commissions and other liabilities and assessments and fees payable	13,358	5,966	6,986
Increase in amounts withheld or retained for account of others	9,618	10,854	8,566
Increase in reinsurance recoverable	(52,700)	(8,021)	(12,178)
Increase in reinsurance balances payable	2,671	440	2,452
Other	23	(3)	2
Net cash provided by operating activities	101,308	93,169	83,323
Investing activities			
Purchases of fixed maturities	(412,313)	(199,918)	(95,208)
Purchases of equity securities	(3,386)	(45,460)	(50,905)
Proceeds from sale of fixed maturities	2,234	—	1,917
Proceeds from sale of equity securities	11,948	21,921	34,643
Proceeds from maturity and redemptions of investments	340,561	156,466	47,742
Additional cash paid for purchase of subsidiary	—	—	(1,246)
Cash and cash equivalents of business acquired	—	—	5,585
Purchase of building	—	—	(7,025)
Capital expenditures	(2,369)	(2,087)	(1,255)
Net cash used in investing activities	(63,325)	(69,078)	(65,752)
Financing activities			
Decrease (increase) in securities lending collateral	45,488	17,612	(158,928)
(Decrease) increase in securities lending obligation	(45,488)	(17,612)	158,928
Additional long-term borrowing	15,000	—	—
Reductions of long-term debt	(15,464)	—	(833)
Tax benefit realized from exercise of stock options	396	218	557
Issuance of common shares from treasury upon exercise of stock options or stock award grants	838	456	486
Cash dividends paid on common shares	(4,663)	(3,862)	(3,076)
Net cash used in financing activities	(3,893)	(3,188)	(2,866)
Net increase in cash and cash equivalents	34,090	20,903	14,705
Cash and cash equivalents at beginning of year	43,069	22,166	7,461
Cash and cash equivalents at end of year	$ 77,159	$ 43,069	$ 22,166

See notes to consolidated financial statements.

1. Background, Basis of Presentation and Principals of Consolidation

National Interstate Corporation (the "Company") and its subsidiaries operate as an insurance holding company group that underwrites and sells traditional and alternative risk transfer property and casualty insurance products primarily to the passenger transportation industry and the trucking industry, general commercial insurance to small businesses in Hawaii and Alaska and personal insurance to owners of recreational vehicles and commercial vehicles throughout the United States.

The Company is a 52.6% owned subsidiary of Great American Insurance Company ("Great American"), a wholly-owned subsidiary of American Financial Group, Inc.

The Company has four property and casualty insurance subsidiaries, National Interstate Insurance Company ("NIIC"), National Interstate Insurance Company of Hawaii, Inc. ("NIIC-HI"), Triumphe Casualty Company ("TCC"), Hudson Indemnity, Ltd. ("HIL") and six other agency and service subsidiaries. The Company writes its insurance policies on a direct basis through NIIC, NIIC-HI and TCC. NIIC is licensed in all 50 states and the District of Columbia. NIIC-HI is licensed in Ohio, Hawaii, Michigan and New Jersey. TCC, a Pennsylvania domiciled company, holds licenses for multiple lines of authority, including auto-related lines, in 24 states and the District of Columbia. HIL is domiciled in the Cayman Islands and provides reinsurance for NIIC, NIIC-HI and TCC primarily for the alternative risk transfer product. The Company also assumes a portion of premiums written by other affiliate companies whose passenger transportation insurance business it manages. Insurance products are marketed through multiple distribution channels including, independent agents and brokers, affiliated agencies and agent internet initiatives. The Company uses its six agency and service subsidiaries to sell and service the Company's insurance business. Approximately 15.5% of the Company's premiums are written in the state of California, and an additional 32.2%, collectively, in the states of Hawaii, New York, North Carolina, Florida and Texas.

A summary of the significant accounting policies applied in the preparation of the consolidated financial statements follows.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which differ in some respects from statutory accounting principles ("SAP") permitted by state regulatory agencies (see Note 15).

Certain reclassifications have been made to financial information presented for prior years to conform to the current year's presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, NIIC, NIIC-HI, HIL, TCC, Hudson Management Group, National Interstate Insurance Agency, Inc. ("NIIA"), American Highways Insurance Agency, Inc., Safety, Claims, and Litigation Services, Inc., Explorer RV Insurance Agency, Inc. and Safety, Claims, Litigation Services, LLC. Significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less at the date of acquisition to be cash equivalents.

Premium, Commissions and Service Fee Recognition

Insurance premiums, commissions and service fees generally are recognized over the terms of the policies on a daily pro rata basis. Unearned premiums, commissions and service fees are related to the unexpired terms of the policies in force.

Investments

The Company classifies all investment securities as available for sale, which are recorded at fair value, with unrealized gains and losses (net of tax) on such securities reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss).

Net investment income is adjusted for amortization of premiums to the earliest of the call date or maturity date and accretion of discounts to maturity. Realized gains and losses credited or charged to income are determined by the specific identification method. Estimated fair values for investments are determined based on published market quotations or where not available, based on broker quotations or other independent sources. When a decline in fair market value is deemed to be other-than-temporary, a provision for impairment is charged to earnings (included in realized gains (losses)) and the cost basis of that investment is reduced. Interest income is recognized when earned and dividend income is recognized when declared.

Deferred Policy Acquisition Costs

The costs of acquiring new business, principally commissions and premium taxes and certain underwriting expenses directly related to the production of new business, are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs are limited based upon recoverability without any consideration for anticipated investment income and are charged to operations ratably over the terms of the related policies. The Company accelerates the amortization of these costs for premium deficiencies. The amount of deferred policy acquisition costs amortized to income during the years ended December 31, 2008, 2007 and 2006 were $54.3 million, $44.6 million and $37.7 million, respectively. There were no premium deficiencies for the years ending December 31, 2008, 2007 and 2006.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized over the estimated useful lives on a straight-line basis. The useful lives range from 3 to 5 years for computer equipment, 20 to 40 years for buildings and improvements and 5 to 7 years for all other property and equipment. Property and equipment include capitalized software developed or acquired for internal use. Upon sale or retirement, the cost of the asset and related accumulated depreciation are eliminated from their respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are charged to operations when incurred. The Company recorded depreciation expense of $1.5 million, $1.2 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Unpaid Losses and Loss Adjustment Expenses ("LAE")

The liabilities for unpaid losses and LAE are determined on the basis of estimates of policy claims reported and estimates of unreported claims based on historical and industry data. The estimates of policy claim amounts are continuously reviewed and any resulting adjustments are reflected in operations currently. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid losses and LAE are adequate. These liabilities are reported net of amounts recoverable from salvage and subrogation.

Assessments

The Company has provided for estimated assessments anticipated for reported insolvencies of other insurers and other charges from regulatory organizations. Management accrues for these liabilities as assessments are imposed or the probability of such assessments being imposed has been determined, the event obligating the Company to pay an imposed or probable assessment has occurred and the amount of the assessment can be reasonably estimated.

Premiums Receivable

Premiums receivable are carried at cost, which approximate fair value. Management provides an allowance for doubtful accounts in the period that collectability is deemed impaired.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. A significant portion of the reinsurance is related to excess of loss reinsurance contracts. Premiums ceded are reported as a reduction of premiums earned.

Segment Information

The Company offers a range of products and services, but operates as one reportable property and casualty insurance segment.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2008, the gross deferred tax assets have been reduced by a valuation allowance on unrealized losses on equity investments of $0.1 million and a valuation allowance on realized losses on investments of $7.5 million. Management evaluates the realizability of the deferred tax assets and assesses the need for additional valuation allowance quarterly.

Comprehensive Income

Comprehensive income includes the Company's net income plus the changes in the unrealized gains or losses (net of income taxes) on the Company's available-for-sale securities and securities lending collateral. The details of the comprehensive income are reported in the Consolidated Statements of Shareholders' Equity.

Earnings Per Common Share

Basic earnings per common share have been computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period using the treasury stock method.

Stock-Based Compensation

The Company grants stock options to officers under the Long Term Incentive Plan ("LTIP"). The LTIP and stock-based compensation are more fully described in Note 8, "Shareholders' Equity and Stock-Based Compensation." On January 1, 2006, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment,* using the modified prospective method under which prior year amounts are not restated. Under SFAS No. 123(R), companies must recognize compensation expense for all new share-based awards (including employee stock options) and the nonvested portions of prior awards, based on their calculated "fair value" at the date of grant. Beginning in 2006, all share based grants, that were granted subsequent to the Company's February 2005 initial public offering, are recognized as compensation expense on a straight line basis over the requisite service period. The Company uses the Black-Scholes pricing model to measure the fair value of employee stock options. Awards issued prior to the initial public offering were valued for disclosure purposes using the minimum value method. No compensation cost will be recognized for future vesting of these awards.

3. Fair Value Measurements

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, the Company must determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy in SFAS No. 157 prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability.

Level 1 consists of publicly traded equity securities whose fair value is based on quoted prices that are readily and regularly available in an active market and cash and cash equivalents. Level 2 primarily consists of financial instruments whose fair value is based on quoted prices in markets that are not active and include U.S. government and government agency securities, fixed maturity investments, preferred stock and certain publicly traded common stocks that are not actively traded. Included in Level 2 are $9.1 million of securities, which are valued based upon a non-binding broker quote and validated by management by observable market data. Level 3 consists of financial instruments that are not traded in an active market, whose fair value is estimated by management based on inputs from independent financial institutions, which include non-binding broker quotes, for which the Company believes reflects fair value, but are unable to verify inputs to the valuation methodology. We obtained one quote or price per instrument from our brokers and pricing services and did not adjust any quotes or prices that we obtained.

The following table presents the Company's investment and securities lending collateral portfolios, categorized by the level within the SFAS No. 157 hierarchy in which the fair value measurements fall at December 31, 2008:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)			
Fixed maturities:				
U.S. Government and government agency obligations	$ —	$202,277	$ —	$202,277
State and local government obligations	—	118,960	6,118	125,078
Mortgage-backed securities	—	78,568	—	78,568
Corporate obligations	—	37,720	4,295	42,015
Total fixed maturities	—	437,525	10,413	447,938
Equity securities:				
Preferred stock	10,446	922	5,671	17,039
Common stock	12,433	9,060	—	21,493
Total equity securities	22,879	9,982	5,671	38,532
Short-term investments	—	85	—	85
Total investments	22,879	447,592	16,084	486,555
Cash and cash equivalents	77,159	—	—	77,159
Total investments and cash and cash equivalents	$100,038	$447,592	$16,084	$563,714
Securities lending:				
Cash and cash equivalents	$ 41,968	$ 391	$ —	$ 42,359
Mortgage-backed securities	—	16,049	2,552	18,601
Corporate obligations	—	21,216	2,494	23,710
Total securities lending	$ 41,968	$ 37,656	$ 5,046	$ 84,670

The following table presents a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs for the year ended December 31, 2008:

	Year Ended December 31, 2008			
	Corporate Obligations	State and Local Government Obligations	Preferred Stock	Securities Lending Collateral
	(Dollars in thousands)			
Beginning balance at January 1, 2008	$1,388	$ —	$ 3,812	$ 4,675
Total gains or (losses):				
Included in earnings	(64)	—	(565)	(1,143)
Included in other comprehensive income	46	(986)	(2,126)	321
Purchases, issuances and settlements(1)	—	(175)	—	(1,359)
Transfers into Level 3(2)	2,925	7,279	4,550	2,552
Ending balance at December 31, 2008	$4,295	$6,118	$ 5,671	$ 5,046
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (64)	$ —	$ (565)	$(1,143)

(1) The settlement is attributable to securities, which experienced either a principal pay down or a call on principal during the year ended December 31, 2008.

(2) Transfers into Level 3 during the year ended December 31, 2008 are attributable to a change in the availability of market observable information for securities within the respective category.

4. Securities Lending Program

In August 2006, the Company entered into a securities lending program whereby certain fixed maturity and equity securities from the Company's investment portfolio are loaned to other institutions for short periods of time. The Company requires collateral equal to 102% of the market value of the loaned securities plus accrued interest. The collateral is invested by the lending agent generating investment income, net of applicable fees. The Company is not permitted to sell or re-pledge the collateral on the securities lending program. The Company accounts for this program as a secured borrowing and records the collateral held and corresponding liability to return the collateral on the Company's Consolidated Balance Sheets at fair value. The securities loaned remain a recorded asset of the Company. Prior to 2008, collateral could be invested in investments with maturities beyond the loan term, including asset backed securities and corporate obligations. However, in light of the recent market turmoil, beginning in 2008, new cash collateral is only invested in overnight investments.

We examine all investments, including securities lending collateral, held by the Company for possible other-than-temporary declines in value. During 2008, we recorded a $1.2 million other-than-temporary impairment ("OTTI") on two fixed maturity investments within our securities lending collateral portfolio.

	December 31,	
	2008	2007
	(Dollars in thousands)	
Collateral obligation	$95,828	$141,316
Pretax unrealized loss on fair value of collateral held	(9,985)	(2,011)
Other-than-temporary impairmment charge	(1,173)	—
Fair value of collateral held	84,670	139,305
Fair value of securities lent plus accrued interest	94,265	138,581

5. Investments and Securities Lending Collateral

The cost or amortized cost and fair value of investments in fixed maturities, preferred and common stocks and securities lending collateral are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)		
December 31, 2008:				
Fixed maturities:				
U.S. Government and government agency obligations	$199,207	$3,120	$ (50)	$202,277
State and local government obligations	125,312	2,172	(2,405)	125,079
Mortgage-backed securities	77,170	1,425	(27)	78,568
Corporate obligations	46,942	188	(5,116)	42,014
Total fixed maturities	448,631	6,905	(7,598)	447,938
Equity securities:				
Preferred stocks	22,581	51	(5,593)	17,039
Common stocks	21,493	—	—	21,493
Total equity securities	44,074	51	(5,593)	38,532
Short-term investments	85	—	—	85
Total investments	$492,790	$6,956	$(13,191)	$486,555
Securities lending:				
Cash and cash equivalents	$ 42,359	$ —	$ —	$ 42,359
Mortgage-backed securities	27,803	—	(9,202)	18,601
Corporate obligations	24,493	3	(786)	23,710
Total securities lending	$ 94,655	$ 3	$ (9,988)	$ 84,670
December 31, 2007:				
Fixed maturities:				
U.S. Government and government agency obligations	$205,424	$1,530	$ (380)	$206,574
State and local government obligations	74,727	798	(71)	75,454
Mortgage-backed securities	34,414	332	(37)	34,709
Corporate obligations	61,454	439	(2,330)	59,563
Total fixed maturities	376,019	3,099	(2,818)	376,300
Equity securities:				
Preferred stocks	29,164	224	(4,464)	24,924
Common stocks	28,636	199	(1,119)	27,716
Total equity securities	57,800	423	(5,583)	52,640
Short-term investments	20,907	—	—	20,907
Total investments	$454,726	$3,522	$ (8,401)	$449,847
Securities lending:				
Cash and cash equivalents	$ 57,000	$ —	$ —	$ 57,000
Mortgage-backed securities	34,506	—	(1,493)	33,013
Corporate obligations	49,810	4	(522)	49,292
Total securities lending	$141,316	$ 4	$ (2,015)	$139,305

The amortized cost and fair value of fixed maturities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The average life of mortgage-backed securities is 1.8 years in the Company's investment portfolio and 1.3 years in the securities lending collateral portfolio.

Amortized cost and fair value of the fixed maturities in our investment and securities lending portfolios are as follows:

	Fixed Maturities		Securities Lending Collateral	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Due in one year or less	$ 21,256	$ 21,153	$62,853	$62,728
Due after one year through five years	194,096	195,260	3,999	3,341
Due after five years through ten years	142,005	140,497	—	—
Due after ten years	14,104	12,460	—	—
	371,461	369,370	66,852	66,069
Mortgage-backed securities	77,170	78,568	27,803	18,601
Total	$448,631	$447,938	$94,655	$84,670

Gains and losses on the sale of these investments, including OTTI charges, were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Fixed maturity gains	$ 459	$ 183	$ 41
Fixed maturity losses	(3,718)	(15)	—
Equity security gains	17	1,068	1,156
Equity security losses	(17,979)	(1,889)	(4)
Securities lending fixed maturity losses	(1,173)	—	—
Net realized (losses) gains on investments	$(22,394)	$ (653)	$1,193

Pre-tax net realized losses on investments of $22.4 million include a $20.2 million OTTI charge to income during 2008 primarily due to market declines. The Company recorded a $3.0 million OTTI charge on fixed maturities in 2008 primarily on securities issued by Fannie Mae, Freddie Mac and Lehman Brothers Holdings Inc. The Company recorded a $16.0 million OTTI charge on equity securities in 2008 related primarily to market turmoil which had its greatest impact to the Company in holdings within the financial and real estate sector. In 2007, there was a $1.0 million OTTI charge to income due to declines in fair market value of equity securities primarily related to preferred stocks in the financial and real estate sectors. In 2006, there was no charge to income due to declines in fair market value of either fixed maturities or equity securities.

The following table summarizes the Company's gross unrealized losses on fixed maturities, equity securities and securities lending collateral and length of time that individual securities have been in a continuous unrealized loss position:

	Less than Twelve Months				Twelve Months or More			
	Fair Value	Unrealized Losses	Fair Value as % of Cost	Number of Holdings	Fair Value	Unrealized Losses	Fair Value as % of Cost	Number of Holdings
				(Dollars in thousands)				
December 31, 2008:								
Fixed maturities:								
U.S. Government and government agency obligations	$ 4,305	$ (36)	99.1%	5	$ 2,985	$ (14)	99.5%	1
State and local government obligations	24,990	(2,109)	92.2%	28	7,947	(296)	96.4%	7
Mortgage-backed securities	2,424	(16)	99.3%	2	680	(11)	98.4%	1
Corporate obligations	14,746	(513)	96.6%	21	16,124	(4,603)	77.8%	20
Total fixed maturities	46,465	(2,674)	94.6%	56	27,736	(4,924)	84.9%	29
Equity securities:								
Preferred stocks	5,481	(2,637)	67.5%	6	9,655	(2,956)	76.6%	36
Common stocks	—	—	—	—	—	—	—	—
Total equity securities	5,481	(2,637)	67.5%	6	9,655	(2,956)	76.6%	36
Total fixed maturities and equity securities	$51,946	$(5,311)	90.7%	62	$37,391	$(7,880)	82.6%	65
Securities Lending:								
Mortgage-backed securities	$ —	$ —	—	—	$18,601	$(9,202)	66.9%	9
Corporate obligations	—	—	—	—	16,213	(786)	95.4%	5
Total securities lending	$ —	$ —	—	—	$34,814	$(9,988)	77.7%	14
December 31, 2007:								
Fixed maturities:								
U.S. Government and government agency obligations	$ 5,431	$ (3)	99.9%	3	$19,193	$ (377)	98.1%	17
State and local government obligations	2,781	(14)	99.5%	4	12,887	(57)	99.6%	10
Mortgage-backed securities	5,776	(37)	99.4%	6	—	—	—	—
Corporate obligations	8,713	(329)	96.4%	14	31,944	(2,001)	94.1%	31
Total fixed maturities	22,701	(383)	98.3%	27	64,024	(2,435)	96.3%	58
Equity securities:								
Preferred stocks	15,544	(3,621)	81.1%	53	3,510	(843)	80.6%	9
Common stocks	11,641	(870)	93.0%	9	1,695	(249)	87.2%	2
Total equity securities	27,185	(4,491)	85.8%	62	5,205	(1,092)	82.7%	11
Total fixed maturities and equity securities	$49,886	$(4,874)	91.1%	89	$69,229	$(3,527)	95.2%	69
Securities Lending:								
Mortgage-backed securities	$29,886	$(1,221)	96.1%	8	$ 3,127	$ (272)	92.0%	1
Corporate obligations	33,509	(486)	98.6%	8	4,964	(36)	99.3%	1
Total securities lending	$63,395	$(1,707)	97.4%	16	$ 8,091	$ (308)	96.3%	2

The gross unrealized losses on the Company's fixed maturities, equity securities and securities lending portfolio increased during 2008, due primarily to the widespread deteriorating economic conditions. At December 31, 2008, the unrealized losses of $13.2 million on the Company's fixed maturities and preferred securities portfolio were primarily related to financial institutions and fixed maturity floating rate securities, which had unrealized losses of $9.6 million and $1.9 million, respectively. There were no unrealized losses on the common stock portfolio at December 31, 2008. The $9.6 million in unrealized losses related to financial institutions were comprised of 27 fixed maturity holdings with a total unrealized loss of $4.5 million and 34 preferred stock holdings with a total unrealized loss of $5.1 million. In the fourth quarter of 2008, the Company began treating its perpetual preferred stocks similar to a debt security for assessing other-than-temporary impairments. Investment grade securities (as determined by nationally recognized rating agencies) represented approximately 99% of all fixed maturity and 94.1% of all perpetual preferred stock securities unrealized losses.

At December 31, 2008, the unrealized losses of $10.0 million on the securities lending collateral portfolio were primarily caused by turmoil in the housing and credit markets. Investment grade securities (as determined by nationally recognized rating agencies) represented approximately 95.8% of the fixed maturity unrealized losses.

Based on cash flow projections, independent credit ratings and other facts and analysis, management believes that the Company will recover its cost basis in all securities with unrealized losses at December 31, 2008.

The Company has the ability to hold these fixed maturity securities that are adversely impacted by the turmoil in the financial markets and the securities impacted by interest rates to recovery, and will do so, as long as the securities continue to remain consistent with the Company's investment strategy. If the Company's strategy was to change or these securities were determined to be other-than-temporarily impaired, the Company would recognize a write-down in accordance with its stated policy.

The following table summarizes investment income earned and investment expenses incurred for both the investment and securities lending collateral portfolios:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Investment income:			
Fixed maturities	$18,664	$16,351	$14,116
Equity securities	2,194	2,414	1,396
Short-term investments and cash equivalents	1,755	3,478	2,166
Total investment income	22,613	22,243	17,678
Investment expense	(112)	(102)	(99)
Net investment income	$22,501	$22,141	$17,579

At December 31, 2008 and 2007, the carrying value of all deposits with state insurance departments was $32.9 million and $32.7 million respectively. These deposits consisted of fixed maturity investments, certificates of deposit and money market funds.

6. Long-term Debt

Long-term debt outstanding was $15.0 million at December 31, 2008 and $15.5 million at December 31, 2007.

On December 19, 2007, the Company replaced its $2.0 million credit agreement with a $50 million five-year unsecured Credit Agreement (the "Credit Agreement"), which includes a sublimit of $10 million for letters of credit. The Company has the ability to increase the line of credit to $75 million subject to the Credit Agreement's accordion feature. Amounts borrowed bear interest at either (1) a rate per annum equal to the greater of the administrative agent's prime rate or 0.5% in excess of the federal funds effective rate or (2) rates ranging from

0.45% to 0.90% over LIBOR based on the Company's A.M. Best insurance group rating, or 0.65% at December 31, 2008. Commitment fees on the average daily unused portion of the Credit Agreement also vary with the Company's A.M. Best insurance group rating and range from 0.090% to 0.175%, or 0.125% at December 31, 2008.

On May 23, 2008, we drew $15 million from our Credit Agreement to redeem in full our outstanding junior subordinated debentures, replacing higher variable rate debt of LIBOR plus 420 basis points with lower variable rate debt. As of December 31, 2008, the interest rate on this debt is equal to the six-month LIBOR (2.6% at November 24, 2008) plus 65 basis points, with interest payments due quarterly.

The Credit Agreement requires the Company to maintain specified financial covenants measured on a quarterly basis, including consolidated net worth, fixed charge coverage ratio and debt to capital ratio. In addition, the Credit Agreement contains certain affirmative and negative covenants, including negative covenants that limit or restrict the Company's ability to, among other things, incur additional indebtedness, effect mergers or consolidations, make investments, enter into asset sales, create liens, enter into transactions with affiliates and other restrictions customarily contained in such agreements. The Credit Agreement will terminate on December 19, 2012. As of December 31, 2008, we were in compliance with all financial covenants.

Cash interest paid on long-term debt during the years ended December 31, 2008, 2007 and 2006 was $0.9 million, $1.5 million and $1.4 million, respectively. Aggregate principal amount payable on debt outstanding at December 31, 2008, are $0 for 2009, 2010 and 2011, $15 million for 2012 and $0 thereafter.

7. Income Taxes

Federal income tax expense (benefit) was as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Current federal income tax provision	$17,437	$23,034	$18,527
Deferred federal income tax benefit	(2,379)	(1,271)	(1,052)
	$15,058	$21,763	$17,475

A reconciliation of the provision for federal income taxes for financial reporting purposes and the provision for federal income taxes calculated at the prevailing federal income tax rates of 35% are as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Expected federal income tax expense at statuatory rate	$ 9,001	$22,878	$18,611
Tax effect of tax-exempt investment income	(1,387)	(949)	(729)
Valuation allowance on net capital losses	7,545	—	—
Other items, net	(101)	(166)	(407)
	$15,058	$21,763	$17,475

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities in the Consolidated Balance Sheets were as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Deferred Tax Assets:		
Unearned premiums	$ 9,035	$ 8,528
Unpaid losses and LAE expenses	8,233	6,599
Assignments and assessments	945	992
Unrealized losses on investments, primarily impairments	5,677	2,412
Realized losses on investments	7,936	—
Other, net	873	1,220
	32,699	19,751
Valuation allowance	(7,616)	(842)
	25,083	18,909
Deferred Tax Liabilities:		
Deferred policy acquisition costs	(6,736)	(6,152)
Other, net	(23)	(764)
Total deferred tax liabilities	(6,759)	(6,916)
Net deferred income tax assets	$18,324	$11,993

Federal income taxes paid for 2008, 2007 and 2006 were $17.9 million, $22.0 million and $14.4 million. At December 31, 2008 and 2007, income taxes payable were $1.6 million and $2.6 million, respectively. Management has reviewed the recoverability of the deferred tax asset and believes that with the exception of unrealized losses on investments and realized losses, the amount will be recoverable against future earnings. The gross deferred tax assets have been reduced by a valuation allowance on unrealized losses on equity investments of $0.1 million and a valuation allowance on net realized losses of $7.5 million, primarily impairment charges.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109*. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. This interpretation had no impact on the Company's results of operations, financial condition or liquidity.

The Company recognized no liability for unrecognized tax benefits at January 1, 2007. In addition, the Company has not accrued for interest and penalties related to unrecognized tax benefits. However, if interest and penalties would need to be accrued related to unrecognized tax benefits, such amounts would be recognized as a component of the provision for federal income taxes.

The Company files income tax returns in the U.S. federal jurisdiction and various state and U.S. territory jurisdictions. The Company is no longer subject to U.S. federal or state income tax examination for years before 2005. There are no ongoing examinations of income tax returns by federal or state tax authorities.

8. Shareholders' Equity and Stock-Based Compensation

The Company grants options and other stock awards to officers and key employees of the Company under the LTIP. At December 31, 2008, there were 824,156 of the Company's common shares reserved for issuance under the LTIP and options for 607,050 shares were outstanding. In 2007, the Company granted restricted stock awards and a stock bonus award under the LTIP. There were no restricted stock awards or stock bonuses granted in 2008. Treasury shares are used to fulfill the options exercised and other awards granted. Options and restricted shares vest pursuant to the terms of a written grant agreement. Options must be exercised no later than the tenth anniversary of the date of grant. As set forth in the LTIP, the Compensation Committee of the Board of Directors may accelerate vesting and exercisability of options.

For the years ended December 31, 2008, 2007 and 2006, respectively, the Company recognized stock-based compensation expense of $1.3 million, $1.2 million and $0.8 million. The 2008 expense includes $0.5 million for restricted stock awards and the 2007 expense includes $0.4 million for a stock bonus and restricted stock awards. Related income tax benefits were approximately $0.3 million, $0.2 million and $0.1 million for 2008, 2007 and 2006, respectively. The Company has included stock-based compensation expense with the "Other operating and general expenses" line item in the Consolidated Statements of Income.

A summary of the activity in the LTIP is as follows:

	Year Ended December 31, 2008			
	Total Options Outstanding			
	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term
Options outstanding, beginning of year	623,050	$15.99	$6.84	
Forfeited	(12,000)	18.49	6.70	
Exercised	(84,000)	10.46	4.75	
Granted	80,000	24.28	7.20	
Options outstanding, end of year	607,050	$17.80	$7.18	6.8 years
Options exercisable, end of year	189,650	$14.19	$6.63	5.8 years

	Year Ended December 31, 2008	
	Total Nonvested Shares	
	Shares	Weighted Average Grant Date Fair Value
Nonvested shares at the beginning of year	106,500	$30.71
Granted	—	—
Vested	(7,500)	25.46
Forfeited	—	—
Nonvested shares at the end of year	99,000	$31.10

The Company uses the Black-Scholes option pricing model to calculate the fair value of its option grants. Due to a lack of historical data, the Company uses the Securities and Exchange Commission's (the "SEC") simplified method of calculating expected term for all grants made in 2008, 2007 and 2006. The fair value of options granted was computed using the following weighted-average assumptions as of grant date:

	Year Ended December 31,		
	2008	2007	2006
Risk-free interest rate	3.1%	4.6%	4.7%
Expected option life	6.5 years	6.5 years	6.7 years
Expected stock price volatility	26.4%	28.1%	29.6%
Dividend yield	1.0%	0.8%	0.3%
Weighted average fair value of options granted during period	$ 7.20	$ 8.78	$ 8.71

The aggregate intrinsic value of options outstanding at December 31, 2008, 2007 and 2006 was $42 thousand, $10.7 million and $6.2 million, respectively. The aggregate intrinsic value of all options that were exercisable at December 31, 2008, 2007 and 2006 was $0.7 million, $3.0 million and $0.9 million, respectively. The intrinsic value of options exercised during the three years ended December 31, 2008, 2007 and 2006 was $1.4 million, $0.7 million and $1.7 million, respectively. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $0.7 million, $0.7 million, and $0.5 million, respectively.

The following table sets forth the remaining compensation cost yet to be recognized for unvested stock-option awards and nonvested shares of common stock awards that have been awarded as of December 31, 2008:

	Stock Option Awards	Nonvested Shares
	(Dollars in thousands)	
2009	$ 853	$ 483
2010	662	292
2011	113	292
2012	113	292
2013 and thereafter	—	1,166
Total remaining compensation expense	$1,741	$2,525

9. Employee Benefit Plan

Employees of the Company may participate in the National Interstate Savings and Profit Sharing Plan (the "Savings Plan"). Contributions to the profit sharing portion of the Savings Plan are made at the discretion of the Company and are based on a percentage of employees' earnings after their eligibility date. Company contributions made prior to December 31, 2006 vest after five years of service and contributions made subsequent to December 31, 2006 vest after three years of service. Profit sharing expense was $0.3 million, $0.6 million and $0.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Savings Plan also provides for tax-deferred contributions by employees. Participants may elect to have their funds (savings contributions and allocated profit sharing distributions) invested in their choice of a variety of investment vehicles offered by an unaffiliated investment manager. The Savings Plan does not provide for employer matching of participant contributions. The Company does not provide other postretirement and postemployment benefits. Effective August 2007, participants in the Plan can now choose to invest in the Company's common shares as an investment option.

10. Earnings Per Common Share

The following table sets forth the computation of basic and diluted income per share:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Net income	$10,660	$43,602	$35,700
Weighted average shares outstanding during year	19,285	19,193	19,136
Additional shares issuable under employee common stock option plans using treasury stock method	81	155	166
Weighted average shares outstanding assuming exercise of stock option	19,366	19,348	19,302
Net income per share:			
Basic	$ 0.55	$ 2.27	$ 1.87
Diluted	0.55	2.25	1.85

For the year ended December 31, 2008 and 2006, there were 274,315 and 285,000, respectively, outstanding options excluded from dilutive earnings because they were anti-dilutive. There were no outstanding options excluded from dilutive earnings because they were anti-dilutive in 2007.

11. Transactions with Related Parties

The Company's principal insurance subsidiary, NIIC, is involved in both the cession and assumption of reinsurance. NIIC is a party to a reinsurance agreement, and NIIA, a wholly-owned subsidiary of the Company, is a party to an underwriting management agreement with Great American. As of December 31, 2008, Great American owned 52.6% of the outstanding shares of the Company. The reinsurance agreement calls for the assumption by NIIC of all of the risk on Great American's net premiums written for public transportation and recreational vehicle risks. NIIA provides administrative services to Great American in connection with Great American's underwriting of these risks. The Company also cedes premiums through reinsurance agreements with Great American to reduce exposure in certain of its property and casualty insurance programs.

The table below summarizes the reinsurance balances and activity with Great American:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Assumed premiums written	$5,374	$6,165	$4,533
Assumed premiums earned	6,249	5,583	4,024
Assumed losses and loss adjustment expense incurred	5,305	5,483	5,527
Ceded premiums written	3,478	3,957	3,790
Ceded premiums earned	3,567	4,031	3,956
Ceded losses and loss adjustment expense recoveries	1,530	3,304	2,797
Payable to Great American as of year end	386	538	1,429
Service fee expense	96	112	192

Great American or its parent, American Financial Group, Inc., performs certain services for the Company without charge including, without limitation, actuarial services and on a consultative basis, as needed, internal audit, legal, accounting and other support services. If Great American no longer controlled a majority of the Company's common shares, it is possible that many of these services would cease or, alternatively, be provided at an increased cost to us. This could impact our personnel resources, require us to hire additional professional staff and generally increase our operating expenses. Management believes, based on discussions with Great American, that these services will continue to be provided by the affiliated entity in future periods and the relative impact on operating results is not material.

In 2008, Great American filed an Undertaking on Appeal as surety with the Superior Court of the State of California for the County of Los Angeles in the amount of $17.9 million on behalf of NIIC. This surety was purchased from Great American to secure a judgment amount associated with the Company's pending appellate case as noted in footnote 16 and was renewed in January 2009.

12. Reinsurance

Premiums and reinsurance activity consisted of the following:

	Year Ended December 31,					
	2008		2007		2006	
	Written	Earned	Written	Earned	Written	Earned
	(Dollars in thousands)					
Direct	$371,243	$358,696	$334,664	$316,787	$294,029	$264,158
Assumed	9,053	10,196	11,342	11,588	11,475	12,669
Ceded	(82,215)	(78,151)	(73,864)	(70,814)	(63,588)	(59,508)
Net premium	$298,081	$290,741	$272,142	$257,561	$241,916	$217,319

The Company cedes premiums through reinsurance agreements with reinsurers to reduce exposure in certain of its property and casualty insurance programs. Ceded losses and loss adjustment expense recoveries recorded for the years ended December 31, 2008 and 2007 were $38.1 million and $34.5 million in 2006. The Company remains primarily liable as the direct insurer on all risks reinsured and a contingent liability exists to the extent that the reinsurance companies are unable to meet their obligations for losses assumed. To minimize its exposure to significant losses from reinsurer insolvencies, the Company seeks to do business with only reinsurers rated "Excellent" or better by A.M. Best Company and regularly evaluates the financial condition of its reinsurers.

As of December 31, 2008, the Company had reinsurance recoverables (including prepaid reinsurance premiums) due from the following reinsurers that exceeded 4.0% of consolidated shareholders' equity:

	December 31, 2008	A.M. Best Rating
	(Dollars in thousands)	
Motors Ins Corp	$ 43,357	A−
Platinum Underwriters Reinsurance, Inc.	34,864	A
Great American Insurance Company	13,001	A
TRAX Insurance Ltd.(1)	10,669	—
Hannover Ruckversicherungs Ag	8,956	A
Scor Reinsurance Corp	8,878	A−
Subtotal	119,725	
All other reinsurers	59,470	
Total	$179,195	
Reinsurance receivable on paid and unpaid losses	$150,791	
Prepaid reinsurance premiums	28,404	
	$179,195	

(1) Does not reflect a $10.7 million letter of credit that is held as collateral for the net receivable from TRAX Insurance Ltd., a member-owned captive insurance program.

13. Unpaid Losses and LAE

The following table provides a reconciliation of the beginning and ending reserve balances for unpaid losses and LAE, on a net of reinsurance basis, for the dates indicated, to the gross amounts reported in the Company's balance sheets.

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Reserve for losses and LAE, net of related reinsurance recoverables, at beginning of year	$210,302	$181,851	$151,444
Add:			
Provision for unpaid losses and LAE for claims net of reinsurance, occurring during:			
Current year	188,985	155,173	136,944
Prior years	(854)	(5,672)	(7,453)
	188,131	149,501	129,491
Deduct:			
Losses and LAE payments for claims, net of reinsurance, occurring during:			
Current year	68,320	57,735	47,183
Prior years	67,673	63,315	51,901
	135,993	121,050	99,084
Reserve for losses and LAE, net of related reinsurance recoverables, end of year	262,440	210,302	181,851
Reinsurance recoverables on unpaid losses and LAE, at end of Year	137,561	91,786	84,115
Reserve for unpaid losses and LAE, gross of reinsurance recoverables	$400,001	$302,088	$265,966

The foregoing reconciliation shows decreases of $0.9 million, $5.7 million and $7.5 million in the years ended December 31, 2008, 2007 and 2006, respectively, representing favorable development in claims incurred in years prior to 2008, 2007 and 2006, respectively. The favorable development in these three years resulted from the combination of settling cases and adjusting current estimates of case and incurred but not reported ("IBNR") losses for amounts less than the case and IBNR reserves carried at the end of the prior year for most of the Company's lines of business. Management of the Company evaluates case and IBNR reserves based on data from a variety of sources including the Company's historical experience, knowledge of various factors and industry data extrapolated from other insurers writing similar lines of business.

14. Expense on Amounts Withheld

The Company invests funds in the participant loss layer for several of the alternative risk transfer programs. The Company receives investment income and incurs an equal expense on the amounts owed to alternative risk transfer participants. "Expense on amounts withheld" represents investment income that we remit back to alternative risk transfer participants. The related investment income is included in the Company's "Net investment income" line on its Consolidated Statements of Income.

For the years ended December 31, 2008, 2007 and 2006 balances related to alternative risk transfer programs were as follows:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Investment income on amounts withheld related to alternative risk transfer programs	$ 4,299	$ 3,708	$ 2,147
Investment expense on amounts withheld related to alternative risk transfer programs	4,299	3,708	2,147
Investment balance related to alternative risk transfer programs	124,076	89,823	58,790

15. Statutory Accounting Principles

The Company's insurance subsidiaries report to various insurance departments using SAP prescribed or permitted by the applicable regulatory agency of the domiciliary commissioner. The statutory capital and surplus and statutory net income of NIIC, NIIC-HI and TCC were as follows:

	At and for the Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
NIIC statutory capital and surplus	$190,134	$182,302	$148,266
NIIC statutory net income	7,611	37,745	26,579
NIIC-HI statutory capital and surplus	10,397	9,614	8,736
NIIC-HI statutory net income	839	811	230
TCC statutory capital and surplus	14,707	14,119	13,671
TCC statutory net income	366	483	703

The statutory capital and surplus of NIIC-HI and TCC is included in the statutory capital and surplus of NIIC for reporting purposes.

NIIC, NIIC-HI and TCC are subject to insurance regulations that limit the payment of dividends without the prior approval of their respective insurance regulators. Without prior regulatory approval, the maximum amount of dividend that may be paid by NIIC to the Company based on the greater of 10% of prior year surplus or net income is $19.0 million. NIIC-HI's maximum distribution to NIIC based on the greater of 10% of prior year surplus or net income is $1.0 million. TCC's maximum distribution to NIIC based on the lesser of 10% of prior year surplus or net income is $0.4 million.

NIIC paid no dividends in 2008 and $4.0 million to the Company in 2007. Also, in accordance with statutory restrictions, NIIC must maintain a minimum balance in statutory surplus of $5.0 million and each of the insurance companies' subsidiaries must meet minimum Risk-Based Capital ("RBC") levels. At December 31, 2008 NIIC, NIIC-HI and TCC exceeded the minimum RBC levels.

16. Commitments and Contingencies

We are subject at times to various claims, lawsuits and legal proceedings arising in the ordinary course of business. All legal actions relating to claims made under insurance policies are considered in the establishment of our loss and LAE reserves. In addition, regulatory bodies, such as state insurance departments, the SEC, the Department of Labor and other regulatory bodies may make inquiries and conduct examinations or investigations concerning our compliance with insurance laws, securities laws, labor laws and the Employee Retirement Income Security Act of 1974, as amended.

Our insurance companies also have lawsuits pending in which the plaintiff seeks extra-contractual damages from us in addition to damages claimed or in excess of the available limits under an insurance policy. These lawsuits, which are in various stages of development, generally mirror similar lawsuits filed against other carriers in the industry. Although we are vigorously defending these lawsuits, the outcomes of these cases cannot be determined at this time. We have established loss and LAE reserves for lawsuits as to which we have determined that a loss is both probable and estimable. In addition to these case reserves, we also establish reserves for claims incurred but not reported to cover unknown exposures and adverse development on known exposures. Based on currently available information, we believe that our reserves for these lawsuits are reasonable and that the amounts reserved did not have a material effect on our financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by us for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material effect on our financial condition, cash flows and results of operations.

On August 3, 2007, the Company was informed that the jury in a case pending in the Superior Court of the State of California for the County of Los Angeles (the "Court"), had issued, on August 2, 2007, a special verdict adverse to the Company's interests in a pending lawsuit against one of the Company's insurance companies. The Court entered a formal judgment on October 25, 2007 and Company received notice of that formal judgment on November 5, 2007. The current net exposure to the Company for this judgment approximates $7.0 million and, as required by the Court, the Company secured the judgment amount with a surety bond. However, the Company believes that it has a strong appellate case and strategy and is vigorously pursuing the appellate process. The Company believes the matter will be resolved in a manner that will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. As of December 31, 2008, the Company had not established a case reserve for this claim but has and will continue to closely monitor this case with counsel. The Company has consistently established litigation expense reserves to account for the cost associated with the defense of the Company's position, which it will continue to reserve for throughout the appeal process.

As a direct writer of insurance, the Company receives assessments by state funds to cover losses to policyholders of insolvent or rehabilitated companies and other authorized fees. These mandatory assessments may be partially recovered through a reduction in future premium taxes in some states over several years. For both the years ended December 31, 2008 and 2007, the liability for such assessments was $3.6 million and will be paid over several years as assessed by the various state funds.

17. Segment Information

The Company operates its business as one segment, property and casualty insurance. The Company manages its property and casualty insurance segment through a product management structure. The following table shows revenues summarized by the broader business component description, which were determined based primarily on similar economic characteristics, products and services:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Revenue:			
Premiums earned:			
Alternative Risk Transfer	$137,298	$107,303	$ 76,645
Transportation	75,495	74,112	71,820
Specialty Personal Lines	54,862	51,852	47,641
Hawaii and Alaska	17,591	17,625	15,743
Other	5,495	6,669	5,470
Total premiums earned	290,741	257,561	217,319
Net investment income	22,501	22,141	17,579
Realized (losses) gains on investments	(22,394)	(653)	1,193
Other	2,868	4,137	2,387
Total revenues	$293,716	$283,186	$238,478

18. Quarterly Operating Results (Unaudited)

The following are quarterly results of operations for the years ended December 31, 2008 and 2007:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended
	(Dollars in thousands)				
2008					
Revenues	$73,744	$76,297	$72,704	$70,971	$293,716
Net income (loss)	9,571	4,370	(4,228)	947	10,660
Net income per share — basic(1)	0.50	0.23	(0.22)	0.05	0.55
Net income per share — diluted(1)	0.49	0.23	(0.22)	0.05	0.55
2007					
Revenues	$66,365	$70,013	$73,122	$73,686	$283,186
Net income	10,467	11,858	10,145	11,132	43,602
Net income per share — basic(1)	0.55	0.62	0.53	0.58	2.27
Net income per share — diluted(1)	0.54	0.61	0.52	0.57	2.25

(1) Earnings per share are computed independently for each quarter and the full year based upon respective average shares outstanding. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

ITEM 9 *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A *Controls and Procedures*

Please refer to "Forward-Looking Statements" following the Index in the front of this Form 10-K.

Our management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our management, with participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls over financial reporting or in other factors that have occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, on pages 55 and 57, respectively, are incorporated herein by reference.

ITEM 9B *Other Information*

None.

PART III

The information required by the following Items, except as to the information provided below under Item 10, will be included in our definitive Proxy Statement for the 2009 Annual Meeting of Shareholders, which will be filed with the SEC within 120 days after the end of our fiscal year and is incorporated herein by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

Our Code of Ethics applicable to our Chief Executive Officer and Chief Financial Officer ("Code of Ethics and Conduct") is posted free of charge in the Corporate Governance Section of our investor relations website (http://invest.natl.com). We also intend to disclose any future amendments to, and any waivers from (though none are anticipated), the Code of Ethics and Conduct in the Corporate Governance section of our website.

The information required by this Item 10 is incorporated herein by reference to the information set forth under the captions "Matters to be Considered — Proposal No. 1 Elect Four Directors," "Management," "Committee Descriptions, Reports and Meetings" and "Nominations and Shareholder Proposals" in our Proxy Statement.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal-Year End," "Option Exercises and Stock Vested," "Potential Payments Upon Termination or Change in Control" and "2008 Director Compensation" in our Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 is incorporated herein by reference to the information set forth under the captions "Principal Shareholders" and "Management" in our Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Relationships and Related Transactions," "Matters to be Considered — Proposal No. 1 Elect Four Directors" and "Committee Descriptions, Reports and Meetings" in our Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated herein by reference to the information set forth under the captions "Matters to be Considered - Proposal No. 3 Ratification of Our Independent Registered Public Accounting Firm" and "Committee Descriptions, Reports and Meetings" in our Proxy Statement.

PART IV

ITEM 15

(A) The following documents are filed as part of this report:

1. The Financial Statements listed in the accompanying index on page 54 are filed as part of this report.

2. The Financial Statement Schedules listed in the following Financial Statement Schedule Index are filed as part of this report.

Index to Financial Statement Schedules

Schedule	Description	Page/Filing Basis
Schedule I	Summary of Investments	(2)
Schedule II	Condensed Financial Information of Parent Company	85
Schedule III	Supplementary Insurance Information	88
Schedule IV	Reinsurance	(3)
Schedule V	Valuation and Qualifying Accounts	89
Schedule VI	Supplementary Information Concerning Property-Casualty Insurance Operations	(4)

3. The Exhibits listed below are filed as part of, or incorporated by reference into, this report:

Number	Description	Filing Basis
3.1	Amended and Restated Articles of Incorporation	(1)
3.2	Amended and Restated Code of Regulations	(1)
10.1	Long Term Incentive Plan*	(1)
10.2	Deferred Compensation Plan*	(1)
10.3	Underwriting Management Agreement dated November 1, 1989, as amended, among National Interstate Insurance Agency, Inc., Great American Insurance Company, Agricultural Insurance Company, American Alliance Insurance Company and American National Fire Insurance Company	(1)
10.4	Registration Rights Agreement effective February 2, 2005 among National Interstate Corporation, Alan Spachman and Great American Insurance Company	(1)
10.5	Agreement of Reinsurance No. 0012 dated November 1, 1989 between National Interstate Insurance Company and Great American Insurance Company	(1)
10.6	Amended and Restated Employee Retention Agreement between National Interstate Insurance Agency, Inc. and David W. Michelson, dated December 28, 2007*	(5)
10.7	Employment and Non-Competition Agreement dated March 12, 2007 between National Interstate Corporation and Alan R. Spachman, as amended as of January 1, 2008*	(5),(8)
10.8	Employment and Non-Competition Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson, as amended as of January 1, 2008*	(5),(8)
10.9	Restricted Shares Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson*	(8)
10.10	Stock Bonus Agreement dated March 12, 2007 between National Interstate Corporation and David W. Michelson*	(8)
10.11	National Interstate Corporation Amended and Restated Management Bonus Plan*	(6)
10.12	Credit Agreement among National Interstate Corporation, Key Bank National Association and U.S. Bank National Association, dated as of December 19, 2007	(7)
21.1	List of subsidiaries	
23.1	Consent of Independent Registered Public Accounting Firm	
24.1	Power of attorney	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

---

* *Indicates a management contract or compensatory plan or arrangement.*

(1) *These exhibits are incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-119270)*

(2) *This information is contained in Notes to Consolidated Financial Statements at Note Five "Investments and Securities Lending Collateral"*

(3) *This information is contained in Notes to Consolidated Financial Statements at Note Twelve "Reinsurance"*

(4) *This information is contained in Notes to Consolidated Financial Statements at Note Thirteen "Unpaid Losses and Loss Adjustment Expenses" and in Schedule III "Supplementary Insurance Information"*

(5) *This exhibit is incorporated by reference to our Form 8-K filed January 4, 2008*

(6) *This exhibit is incorporated by reference to our Form 8-K filed September 27, 2007*

(7) *This exhibit is incorporated by reference to our Form 8-K filed December 21, 2007*

(8) *This exhibit is incorporated by reference to our Form 10-K filed March 14, 2007*

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except per share data)	
ASSETS		
Investment in subsidiaries	$216,933	$208,505
Investments:		
Fixed maturities available-for-sale, at fair value (cost of $11,629 and $16,385, respectively)	9,906	15,967
Equities available-for-sale, at fair value (cost of $200 and $1,108, respectively)	200	1,437
Short-term investments, at cost which approximates fair value	—	1,600
Total investments	10,106	19,004
Receivable from subsidiary	2,076	3,507
Cash	3,458	64
Securities lending collateral	4,682	10,548
Property and equipment — net	2,023	1,519
Other assets	397	694
Total assets	$239,675	$243,841
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Long-term debt	$ 15,000	$ 15,464
Securities lending obligation	4,682	10,548
Other liabilities	3,919	5,023
Total liabilities	23,601	31,035
Shareholders' equity		
Preferred shares — no par value		
Authorized — 10,000 shares		
Issued — 0 shares	—	—
Common shares — $0.01 par value		
Authorized — 50,000 shares		
Issued — 23,350 shares, including 4,055 and 4,145 shares, respectively in treasury	234	234
Additional paid-in capital	48,004	45,566
Retained earnings	184,187	178,190
Accumulated other comprehensive loss	(10,613)	(5,321)
Treasury shares	(5,738)	(5,863)
Total shareholders' equity	216,074	212,806
Total liabilities and shareholders' equity	$239,675	$243,841

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31		
	2008	2007	2006
	(In thousands)		
Revenues:			
Fees from subsidiaries	$13,189	$12,055	$10,862
Net investment income	733	965	1,026
Realized (losses) gains on investments	(1,006)	1	13
Total revenues	12,916	13,021	11,901
Expenses:			
General and administrative expenses	14,854	13,660	11,721
Interest expense	833	1,550	1,522
Total expenses	15,687	15,210	13,243
Loss before income taxes and equity in undistributed income of subsidiaries	(2,771)	(2,189)	(1,342)
Income tax benefit	(969)	(729)	(470)
Loss before equity in undistributed income of subsidiaries	(1,802)	(1,460)	(872)
Equity in undistributed income of subsidiaries, net of tax	12,462	45,062	36,572
Net income	$10,660	$43,602	$35,700

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Operating Activities			
Net income	$ 10,660	$ 43,602	$ 35,700
Adjustments to reconcile net income to cash used in operating activities	(9,191)	(46,807)	(35,612)
Net cash provided by (used in) operating activities	1,469	(3,205)	88
Investing Activities			
Capital contributions to subsidiaries	—	—	(788)
Distributions from subsidiaries	—	4,000	3,000
Purchases of investments	(6,454)	(1,662)	(3,249)
Proceeds from sale or maturity of investments	13,133	4,580	3,768
Purchases of property and equipment	(861)	(834)	(416)
Net cash provided by investing activities	5,818	6,084	2,315
Financing Activities			
Additional long-term borrowings	15,000	—	—
Reduction of long-term debt	(15,464)	—	(833)
Decrease (increase) in securities lending collateral	5,866	(10,548)	—
(Decrease) increase in securities lending obligation	(5,866)	10,548	—
Issuance of common shares from treasury upon exercise of stock options	838	456	486
Cash dividends paid on common shares	(4,663)	(3,862)	(3,076)
Tax benefit realized from exercise of stock option	396	218	557
Net cash used in financing activities	(3,893)	(3,188)	(2,866)
Net increase (decrease) in cash	3,394	(309)	(463)
Cash at beginning of year	64	373	836
Cash at end of year	$ 3,458	$ 64	$ 373

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and LAE	Unearned Premiums	Earned Premiums	Net Investment Income	Losses and LAE	Amortization of Deferred Policy Acquisition Costs	Other Underwriting Expenses	Net Premiums Written
	(In thousands)								
Year ended December 31, 2008 . . .	$19,245	$400,001	$156,598	$290,741	$22,501	$188,131	$54,293	$7,837	$298,081
Year ended December 31, 2007 . . .	17,578	302,088	145,296	257,561	22,141	149,501	44,607	6,315	272,142
Year ended December 31, 2006 . . .	15,035	265,966	127,723	217,319	17,579	129,491	37,674	4,997	241,916

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged/(Credited) to Expenses	Additions: Charged to Other Accounts	Deductions(1)	Balance at End of Period
			(In thousands)		
Year ended December 31, 2008					
Premiums in course of collection . .	$462	$354	$—	$229	$587
Year ended December 31, 2007					
Premiums in course of collection . .	522	338	—	398	462
Year ended December 31, 2006					
Premiums in course of collection . .	580	151	—	209	522

(1) Deductions include write-offs of amounts determined to be uncollectible.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

NATIONAL INTERSTATE CORPORATION

By: /s/ DAVID W. MICHELSON

Name: David W. Michelson
Title: President and Chief Executive Officer

Signed: March 12, 2009

Pursuant to the requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ DAVID W. MICHELSON David W. Michelson	President and Chief Executive Officer (Principal Executive Officer)	March 12, 2009
/s/ JULIE A. MCGRAW Julie A. McGraw	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2009
/s/ ALAN R. SPACHMAN* Alan R. Spachman	Chairman of the Board	March 12, 2009
/s/ JOSEPH E. CONSOLINO* Joseph E. Consolino	Director	March 12, 2009
/s/ THEODORE H. ELLIOTT, JR.* Theodore H. Elliott, Jr.	Director	March 12, 2009
/s/ GARY J. GRUBER* Gary J. Gruber	Director	March 12, 2009
/s/ KEITH A. JENSEN* Keith A. Jensen	Director	March 12, 2009
/s/ JAMES C. KENNEDY* James C. Kennedy	Director	March 12, 2009
/s/ DONALD D. LARSON* Donald D. Larson	Director	March 12, 2009
/s/ JOEL SCHIAVONE* Joel Schiavone	Director	March 12, 2009

* By David W. Michelson and Julie A. McGraw, attorneys-in-fact

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-132657) of National Interstate Corporation, Registration Statement (Form S-8 No. 333-122998) pertaining to the National Interstate Corporation Long Term Incentive Plan, and Registration Statement (Form S-8 No. 333-145194) pertaining to the National Interstate Savings and Profit Sharing Plan of our reports dated March 11, 2008, with respect to the consolidated financial statements and schedules of National Interstate Corporation, and the effectiveness of internal control over financial reporting of National Interstate Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2009

EXHIBIT 31.1

NATIONAL INTERSTATE CORPORATION
SARBANES-OXLEY SECTION 302(a) CERTIFICATIONS

I, David W. Michelson, certify that:

1. I have reviewed this annual report on Form 10-K of National Interstate Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David W. Michelson

David W. Michelson
President and Chief Executive Officer
(Principal Executive Officer)

March 12, 2009

EXHIBIT 31.2

NATIONAL INTERSTATE CORPORATION
SARBANES-OXLEY SECTION 302(a) CERTIFICATIONS

I, Julie A. McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of National Interstate Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Julie A. McGraw

Julie A. McGraw
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 12, 2009

EXHIBIT 32.1

NATIONAL INTERSTATE CORPORATION
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

I, David W. Michelson, President and Chief Executive Officer of National Interstate Corporation (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that (1) the annual report on Form 10-K of the Company for the fiscal year ended December 31, 2008 (the "Form 10-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and (2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David W. Michelson

Name: David W. Michelson
Title: President and Chief Executive Officer

Date: March 12, 2009

A signed original of this written statement will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

NATIONAL INTERSTATE CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF SARBANES-OXLEY ACT OF 2002

I, Julie A. McGraw, Vice President and Chief Financial Officer of National Interstate Corporation (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that (1) the annual report on Form 10-K of the Company for the fiscal year ended December 31, 2008 (the "Form 10-K"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and (2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Julie A. McGraw

Name: Julie A. McGraw
Title: Vice President and Chief Financial Officer

Date: March 12, 2009

A signed original of this written statement will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

[This Page Intentionally Left Blank]

CORPORATE AND SHAREHOLDER INFORMATION

Directors

Joseph E. (Jeff) Consolino(1)(2)
Theodore H. Elliott, Jr.(1)(2)
Gary J. Gruber(3)
Keith A. Jensen(2)
James C. Kennedy (3)
Donald D. Larson (2)(3)
Joel Schiavone (1)(3)
Alan R. Spachman (4)

---

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating/Corporate Governance Committee

(4) Chairman of the Board

Principal Officers

David W. Michelson	President and Chief Executive Officer
Terry E. Phillips	Senior Vice President
Julie A. McGraw	Vice President and Chief Financial Officer
Gary N. Monda	Vice President and Chief Investment Officer

Investor Information

National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000
Investor Relations: Gary N. Monda
Telephone: 877-837-0339
Facsimile: 330-659-8902
Email: InvestorRelations@NATL.com
Web Site: http://invest.NATL.com

Stock Transfer Agent and Registrar

National City Bank, now a part of PNC
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
Telephone: (800) 622-6757

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Annual Meeting

The Annual Meeting of Shareholders will be held Wednesday, April 29, 2009, at 9:00 AM at the Company's Headquarters: 3250 Interstate Drive, Richfield, OH 44286-9000.

Stock Symbol

The Company's stock is traded on the Nasdaq Global Select Market under the symbol "NATL."

NATIONAL
INTERSTATE

3250 Interstate Drive | Richfield, Ohio 44286-9000
www.NATL.com